**AMENDED AND RESTATED REVOLVING CREDIT
AGREEMENT
(With Letter of Credit Facility)**

between

Bank of America, N.A.
as Administrative Agent

JPMorgan Chase Bank
as Documentation Agent

The Lenders named herein,
as Lenders

and

Alamo Group Inc.
as Borrower

August 25, 2004

**THIS AGREEMENT IS SUBJECT TO BINDING ARBITRATION, GOVERNED
BY SECTION 12.22.**

Banc of America Securities LLC,
as Sole Lead Arranger and Book Manager

TABLE OF CONTENTS

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
(With Letter of Credit Facility)

This Amended and Restated Revolving Credit Agreement (the "**Loan Agreement**") is entered into effective the 25th day of August, 2004, by and among ALAMO GROUP INC., a Delaware corporation (the "**Company**"), the Guarantors (as defined below), the Lenders (as defined below), Bank of America, N.A., a national banking association, as agent for the Lenders ("**Administrative Agent**"), Banc of America Securities L.L.C., as Sole Lead Arranger and Book Manager, and JPMorgan Chase Bank, as Documentation Agent.

W I T N E S S E T H:

A.   The Company and Administrative Agent previously put into place a $45,000,000 loan facility pursuant to the *Third Amended and Restated Revolving Credit and Term Loan Agreement*, dated December 29, 1995, which was previously amended by the First Amendment, effective April 10, 1996; the Second Amendment, effective December 23, 1996; the Third Amendment, effective June 23, 1997; the Fourth Amendment, effective December 31, 1997; the Fifth Amendment, effective December 31, 1998; and the Sixth Amendment, effective March 30, 2001 (the *Third Amended and Restated Revolving Credit and Term Loan Agreement*, as amended, is referred to herein as the "***Original Loan Agreement***").

B.   On August 31, 2001, the Company, Administrative Agent, the Guarantors defined therein, and the lenders party thereto entered into the Revolving Credit Agreement (With Letter of Credit Facility) (as amended, modified, restated, renewed, or replaced prior to the date hereof, the "***Existing Loan Agreement***") to refinance existing indebtedness of the Company including, without limitation, the outstanding loans under the Original Loan Agreement.

C.   The Company has requested that Lenders make available under this facility $70,000,000, and give the Company the option to expand the facility by $30,000,000, to $100,000,000, at the Company's election and pursuant to the terms of this Agreement.

D.   This credit facility is available to refinance the outstanding loans made pursuant to the Existing Loan Agreement and for general working capital purposes, capital expenditures, acquisitions permitted in this Agreement and other lawful corporate purposes.

E.   Each Guarantor (as hereinafter defined) is a wholly-owned subsidiary or an Affiliate of the Company and will derive direct and indirect economic benefits from the loan contemplated hereby;

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other valuable consideration, the Company, each other member of the Obligated Group (hereinafter defined), and Lenders agree as follows:

ARTICLE 1

DEFINITION OF TERMS

1.01.   Defined Terms. For the purposes of this Loan Agreement, unless the context otherwise requires, the following terms shall have the respective meanings assigned to them in this Article 1 or in the section referred to below:

"**Accounts Receivable**" means all present and future (i) accounts, receivables, contract rights, chattel paper, documents, tax refunds, or payments of, or owned by, Company or any Consolidated Subsidiary; (ii) insurance proceeds, patent rights, license rights, rights to refunds or indemnification, and other general intangibles of every kind or nature of, or owned by, Company or any Subsidiary; and (iii) all forms of obligations whatsoever owing to Company or any Consolidated Subsidiary, together with all instruments and all documents of title representing any of the foregoing and all right, title, and interest in, and all securities and guaranties with respect to, each Account Receivable.

"**Accumulated Other Comprehensive Income**" means accumulated other comprehensive income as calculated in accordance with GAAP.

"**Acquisition**" means to acquire title to the stock or other equity interest, or the assets (including intellectual property), of an operating business.

"**Administrative Agent**" means Bank of America, N.A., and its permitted successors or assigns as "*Administrative Agent*" for Lenders under the Loan Documents.

"**Administrative Agent's Office**" means Administrative Agent's address as set forth in Section 12.05, or such other address as Administrative Agent may from time to time notify to the Company and the Lenders.

"**Administrative Fee**": Section 2.04.

"**Administrative Questionnaire**" means an Administrative Questionnaire in a form supplied by Administrative Agent.

"**Advance**": Section 2.01(a).

"**Affiliate**" of any Person means any Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Shares or by contract or otherwise.

"**Alternative Currency**" means Australian Dollars and each other currency (other than Dollars) that is approved in accordance with Section 1.04.

"**Alternative Currency Equivalent**" means, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternative Currency as determined by Administrative Agent at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternative Currency with Dollars.

"**Applicable Margin**": Section 2.05(d).

"**Applicable Time**" means, with respect to any borrowings and payments in any Alternative Currency, the local time in the place of settlement for such Alternative Currency as may be determined by Administrative Agent to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

"**Approved Fund**" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"**Arranger**" means Banc of America Securities LLC, and its successors and assigns, in its capacity as sole lead arranger and book manager under the Loan Documents.

"**Asset Coverage Ratio**" means, as of any date of determination, a ratio of the sum of cash and Cash Equivalent Investments, Accounts Receivable, Inventory, and Net PP&E to total Consolidated Funded Debt.

"**Assignment and Assumption**" means an assignment and assumption entered into by a Lender and an assignee pursuant to Section 12.10, and accepted by Administrative Agent, in substantially the form of Exhibit L.

"**Bank of America**" means Bank of America, N.A. and its successors.

"**Business Day**" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the state where Administrative Agent's Office is located and, if such day relates to any Eurodollar Advance, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

"**Borrowing**" means any amount disbursed by any Lender under the Loan Documents, whether such amount constitutes an original disbursement of funds, the continuation of an amount outstanding, or payment of a draft under a Letter of Credit.

"**Capital Expenditures**" means any expenditure by the Company or any Consolidated Subsidiary for an asset that will be used in the year, or a year subsequent to the year, in which the expenditure is made, and which asset is properly classifiable in relevant financial statements of such Person as property, equipment or improvements, fixed assets, or a similar type of capitalized asset in accordance with GAAP.

"**Cash Equivalent Investment**" means, at any time, (a) any evidence of debt, maturing not more than one year after such time, issued or guaranteed by the United States Government or any agency thereof, (b) commercial paper, maturing not more than one year from the date of issue, corporate demand notes or other debt securities having a maturity or tender right less than one year from the date of issuance thereof, in each case rated in one of the two highest rating categories by Standard & Poor's Ratings Group or Moody's Investors Service, Inc., (c) any certificate of deposit (or time deposits represented by such certificates of deposit) or bankers acceptance, maturing not more than one year after such time, or overnight Federal Funds transactions that are issued or sold by a commercial banking institution that is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than $500,000,000, (d) any repurchase agreement entered into with any bank (or other commercial banking institution of the stature referred to in clause (c)) which (i) is secured by a fully perfected security interest in any obligation of the type described in any of clauses (a) through (c) and (ii) has a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such bank (or other commercial banking institution) thereunder and (e) investments in short-term asset management accounts offered by any bank for the purpose of investing in loans to any corporation (other than the Company or an affiliate of the Company), state or municipality, in each case organized under the laws of any state of the United States or of the District of Columbia.

"**Cash Taxes**" means for the Company and its Consolidated Subsidiaries for any period, Taxes paid or due and payable by them during such period.

"**Closing Date**" or "**Closing**" means the date upon which this Agreement has been executed by the Company, Lenders and Administrative Agent and all conditions precedent specified in Article 7 have been satisfied or waived.

"**Commitments**" means the Revolving Credit Commitment of Lenders to provide the financing hereunder.

"**Commitment Fee**" means any of the non-refundable fee payable as described in Section 2.04(a).

"**Company**" shall have the meaning set forth in the preamble.

"**Consolidated Funded Debt**" means, for any period, for the Company and its Consolidated Subsidiaries, on a consolidated basis, the sum of (a) the outstanding principal amount of all Indebtedness for Borrowed Money, whether current or long-term, (including the Obligation), (b) the portion of obligations with respect to capital leases that are capitalized in the consolidated balance sheet of the Company and its Consolidated Subsidiaries, and (c) without duplication, all Guaranties with respect to outstanding principal amounts of Indebtedness of the type specified in subsections (a) and (b) above of Persons other than the Company or any Consolidated Subsidiary.

"**Consequential Loss**" means, with respect to the Company's payment of all or any portion of the then outstanding principal amount of Lenders' Eurodollar Advance on a day other than the last day of the Interest Period related thereto, any loss, cost or expense incurred by any Lender as a result of the timing of the payment or in redepositing the principal amount, including the sum of (i) the interest which, but for the payment, any Lender would have earned in respect of the principal amount so paid, for the remainder of the Interest Period applicable to that sum, reduced, if any Lender is able to redeposit the principal amount so paid for the balance of that Interest Period, by the interest earned by Lender as a result of so redepositing that principal amount, plus (ii) any expense or penalty incurred by any Lender on redepositing that principal amount.

"**Consolidated Subsidiaries**" means the entities listed on the attached Exhibit G and any other Subsidiary included as of the date in question in the consolidated financial statements of the Company, and "**Consolidated Subsidiary**" means any one of the Consolidated Subsidiaries.

"**Consolidated Tangible Net Worth**" means, as of any date, the total shareholder's equity (including capital stock, additional paid-in capital and retained earnings after deducting treasury stock) which would appear on a consolidated balance sheet of the Company and its Consolidated Subsidiaries prepared as of such date in accordance with GAAP, less the aggregate book value of Intangible Assets shown on such balance sheet; provided however, that Consolidated Tangible Net Worth shall exclude Accumulated Other Comprehensive Income.

"**Consolidated Total Liabilities**" means, as of any date, the total liabilities that would be reflected on the consolidated balance sheet of the Company, prepared as of such date in accordance with GAAP.

"**Documentation Agent**" means JPMorgan Chase Bank and its permitted successors and assigns as *"Documentation Agent"* under this Loan Agreement.

"**Dollar**" and the sign "$" means lawful currency of the United States of America.

"**Dollar Equivalent**" means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Alternative Currency, the equivalent amount thereof in Dollars as determined by Administrative Agent at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Alternative Currency.

"**Eligible Assignee**" means (a) a Lender; (b) an Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than a natural person) approved by (i) Administrative Agent, and (ii) unless an Event of Default has occurred and is continuing, the Company (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, "**Eligible Assignee**" shall not include the Company or any of the Company's Affiliates or Subsidiaries.

"**Environmental Laws**" means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"**Environmental Liability**" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company, any other Loan Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"**Equity Issuance**" means the issuance by any member of the Obligated Group of any shares of any class of stock, warrants, or other equity interests.

"**Eurodollar Advance**" means any principal amount under a Revolving Credit Note with respect to which the interest rate is computed by reference to the Eurodollar Rate for a particular Interest Period.

"**Eurodollar Rate**" means, for any Interest Period with respect to a Eurodollar Advance, the rate per annum equal to the British Bankers Association LIBOR Rate ("**BBA LIBOR**"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "**Eurodollar Rate**" for such Interest Period shall be the rate per annum determined by Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Advance being made, continued or converted by Bank of America and with a term equivalent to such

Interest Period would be offered by Bank of America's London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

"**Event of Default**": Article 10.

"**Excess Interest Amount**": Section 4.05(c).

"**Existing Letters of Credit**" means the Letters of Credit issued at the Company's request under and pursuant to the Existing Loan Agreement, and "**Existing Letter of Credit**" means any one of such Existing Letters of Credit. A description of the Existing Letters of Credit as of the Closing Date is contained in Exhibit O.

"**Facility Fee**": Section 2.04(d).

"**Federal Funds Rate**" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by Administrative Agent.

"**Financial Hedge**" means a swap, collar, floor, cap, or other contract entered into by any member of the Obligated Group with any Lender or an Affiliate of any Lender or another Person reasonably acceptable to Administrative Agent under the laws of a jurisdiction in which such contracts are legal and enforceable (except as enforceability may be limited by applicable debtor relief laws and general principles of equity), which is intended to reduce or eliminate the risk of fluctuations in interest rates.

"**Fiscal Year**" means the calendar year, January 1-December 31, of each year during the term hereof.

"**Fixed Charge Coverage Ratio**" means, for any period for the Company and its Consolidated Subsidiaries, the ratio of (1) the sum of (a) Operating Cash Flow, plus (b) lease and rent expenses, (c) minus Maintenance Capital Expenditures in the amount of $4,000,000, minus (d) Cash Taxes, minus (e) dividends paid in cash by the Company to its shareholders, to (2) the sum of (a) Interest Expense, plus (b) principal payments made with respect to Indebtedness for Borrowed Money (excluding principal payments made with respect to the Obligation), plus (c) lease and rent expenses, each for the twelve (12) month period ended as of the date of determination.

"**Foreign Subsidiary**" means any Subsidiary not organized under a political subdivision of the United States.

"**Fund**" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"**Generally Accepted Accounting Principles or GAAP**" means those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof and which are consistently applied for all periods after the date hereof so as to properly reflect the financial condition, and the results of operations and changes in financial position, of the Company and its Consolidated Subsidiaries, except that any accounting principle or practice required to be changed by the said Accounting Principles Board or Financial Accounting Standards Board (or other appropriate board or committee of the said Boards) in order to continue as a generally accepted accounting principle or practice may be so changed.

"**Governmental Authority**" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"**Guarantors**": Section 4.10.

"**Guaranty**" of any Person means any contract, agreement or understanding of such Person pursuant to which such Person guarantees, or in effect guarantees, any Indebtedness of any other Person (the "**Primary Obligor**") in any manner, whether directly or indirectly, including without limitation agreements:

(1)   to purchase such Indebtedness or any property constituting security therefor;

(2)   to advance or supply funds (a) for the purchase or Payment of such Indebtedness, or (b) to maintain working capital or other balance sheet conditions, or otherwise to advance or make available funds for the purchase or payment of such Indebtedness;

(3)   to purchase property, securities or services primarily for the purpose of assuring the holder of such Indebtedness of the ability of the Primary Obligor to make payment of the Indebtedness; or

(4)   otherwise to assure the holder of the Indebtedness of the Primary Obligor against loss in respect thereof;

except that "**Guaranty**" shall not include the endorsement by the Company or a Subsidiary in the ordinary course of business of negotiable instruments or documents for deposit or collection.

"**Guaranty Agreement**": Section 4.10.

"**Hazardous Materials**" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"**Indebtedness**" means, with respect to any Person, all indebtedness, obligations and liabilities of such Person, as determined by GAAP, including, without limitation, obligations under capitalized leases.

"**Indebtedness For Borrowed Money**" means, as of any date with respect to the Company and its Consolidated Subsidiaries, (i) all Indebtedness represented by notes, bonds, debentures or other evidences of indebtedness, for the repayment of money borrowed, (ii) all Indebtedness representing deferred payment of the purchase price of property, (iii) all Indebtedness under any capital lease, (iv) all Indebtedness under any Guaranty, and (v) all Indebtedness secured by a Lien on any property or asset.

"**Intangible Assets**" of any Person means those assets of such Person which are (i) deferred assets, other than prepaid insurance and prepaid taxes; (ii) patents, copyrights, trademarks, franchises, goodwill, experimental expenses and other similar assets which would be classified as intangible assets on a balance sheet of such Person, prepared in accordance with GAAP; and (iii) unamortized debt discount and expense.

"**Interest Expense**" means, for the Company and its Consolidated Subsidiaries for any period, total interest expense in respect of Consolidated Total Liabilities payable during such period, including, without limitation, all commissions, discounts, and other fees and charges with respect to letters of credit, all as determined in accordance with GAAP.

"**Interest Period**" means a period commencing:

(i)   on the borrowing date made pursuant to Section 2.01 of this Loan Agreement; or

(ii)   on the Conversion Date, if the Eurodollar Advance is made pursuant to a conversion as described in Section 2.03(c); or

(iii)   on the date of borrowing specified in the Request For Advance in the case of a rollover to a successive Interest Period,

and ending one, two, three, or six months thereafter as the Company shall elect in accordance with Section 2.03(c); *provided*, *that*:

      (A)   any Interest Period that otherwise would end on a day that is not a Business Day shall be extended to the next succeeding Eurodollar Business Day (as the case may be) *unless* the Business Day falls in another calendar month, in which case the Interest Period shall end on the next preceding Business Day;

      (B)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month or at the end of such Interest Period) shall, subject to clause (A) above, end on the last Business Day of a calendar month;

      (C)   if the Interest Period for any Eurodollar Advance would otherwise end after the Termination Date, that Interest Period shall end on the Termination Date; and

      (D)   no more than an aggregate of five (5) Interest Periods shall be in effect at one time.

"**Investment**" in any Person means any investment, whether by means of share purchase (other than a stock-for-stock exchange), loan, advance, extension of credit, capital contribution (other than via the issuance of stock of the Company) or otherwise, in or to such Person.

"**Inventory**" means all inventory that is owned by the Company and its Consolidated Subsidiaries and is located at the Company's places of business or other inventory locations acceptable to Administrative Agent, and that, in Administrative Agent's reasonable opinion, is in good and salable condition and is not obsolete or unmerchantable and that Administrative Agent, in its reasonable judgment, deems to be eligible Inventory, based on the credit and collateral considerations that Lender customarily may deem appropriate. Inventory shall not include goods or materials that are (a) not in good condition, (b) not in conformance with all applicable standards imposed by any Governmental Authority, (c) not currently usable or salable in the normal course of business of the Company, or (d) damaged in shipment, (e) returned from customers as defective merchandise.

"**ISP**" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

"**Issuer Documents**" means with respect to any Letter of Credit, the Letter Credit Application, and any other document, agreement and instrument entered into by Administrative Agent and the Company or in favor Administrative Agent and relating to any such Letter of Credit.

"**Lending Office**" means Administrative Agent's office located at 300 Convent, P.O. Box 300, San Antonio, Texas 78291, or such other office as Administrative Agent may hereafter designate as its Lending Office in a written notice to the Company.

"**Lender(s)**" means Guaranty Bank, a federally chartered savings bank ("**Guaranty Bank**"), JPMorgan Chase Bank ("**Chase Bank**"), and Administrative Agent.

"**Letters of Credit**" means any commercial or standby letters of credit issued by Lenders for the account of the Company under this Loan Agreement.

"**Letter of Credit Borrowing**" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Prime Rate Advance.

"**Letter of Credit Expiration Date**" means the day that is seven (7) days prior to the Termination Date (or, if such day is not a Business Day, the next preceding Business Day).

"**Letter of Credit Exposure**" means, as of any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all Letter of Credit Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.03. For all purposes of this Loan Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"**Letter of Credit Subfacility**" means a subfacility of the Revolver Facility for the issuance of Letters of Credit as described in and subject to the limitations of Section 2.01(c), under which the Letter of Credit Exposure may never collectively exceed $7,500,000.

"**Leverage Ratio**": Section 8.16.

"**Lien**" means any lien, mortgage, security interest, tax lien, pledge encumbrance, conditional sale or title retention arrangement, or any other interest in property designed to secure the repayment of Indebtedness, whether arising by agreement or under any statute or law, or otherwise.

"**Loan**" means the Revolving Credit Loan, the Letters of Credit, and the Swing Line Loan.

"**Loan Documents**" means (a) this Loan Agreement, the Notes , the Letter of Credit, the guaranties, (b) all agreements, certificates, documents or instruments in favor of Administrative Agent or Lenders ever delivered pursuant to this Loan Agreement or otherwise delivered in connection with all or any part of the obligation.

"**Loan Parties**" means, on any date of determination, the Company and all Guarantors.

"**Loan Year**" means each January 1- December 31 during the term hereof.

"**Maintenance Capital Expenditures**" means capital expenditures incurred by the Company or its Consolidated Subsidiaries in connection with the replacement of maintenance equipment or other fixed assets of the Company or of its Consolidated Subsidiaries.

"**Material Adverse Effect**" means any circumstance or event which (i) could have any adverse effect whatsoever upon the validity, performance or enforceability of any Loan Documents, is or might be material and adverse to the financial condition or business operations of the Company and its Consolidated Subsidiaries, (iii) could impair the ability of the Company to satisfy its obligations under the Loan Documents, or (iv) causes an Event of Default or any event which, with notice or lapse of time or both, could become an Event of Default.

"**Maximum Rate**" means, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on that day. Administrative Agent and each Lender hereby notify the Company that, and disclose to the Company that, for purposes of *Texas Finance Code § 303.001*, as it may from time to time be amended, the "*applicable rate ceiling*" shall be the "*weekly*" ceiling from time to time in effect as limited by *Texas Finance Code § 303.009*; provided, however, that to the extent permitted by applicable law, Administrative Agent and each Lender reserves the right to change the "*applicable rate ceiling*" from time to time by further notice and disclosure to the Company; and, provided further, that the "*highest nonusurious rate of interest permitted by applicable law*" for purposes of this Loan Agreement and the Notes is not limited to the applicable rate ceiling under *Texas Finance Code § 303* if federal laws or other state laws now or hereafter in effect and applicable to this Loan Agreement, and the Notes (and the interest contracted for, charged and collected hereunder or thereunder) permit a higher rate of interest.

"**Net Cash Proceeds**" means, with respect to any Equity Issuance, cash (in or freely convertible into Dollars) (including any cash received by way of deferred payment pursuant to a promissory note, or otherwise, but only as and when received) received, on or after the date of the Equity Issuance, by any member of the Obligated Group from the Equity Issuance, net of usual and customary transaction costs and expenses.

"**Net Income**" means, with respect to the Company and its Consolidated Subsidiaries for any period, the net income (or loss) of the Company and its Consolidated Subsidiaries for that period.

"**Net PP&E**" means property, plant and equipment of the Company and its Consolidated Subsidiaries determined in accordance with GAAP.

"**New Indebtedness**": Section 9.01.

"**Notes**" means the Revolving Credit Notes and Swing Line Note executed by the Company and delivered pursuant to the terms of this Loan Agreement, together with any renewals, extensions or modifications thereof. "**Note**" means any of the Notes.

"**Obligated Group**" means the Company, Alamo Capital Inc., a Nevada corporation; Alamo Group (IA) Inc., a Nevada corporation; Alamo Group (KS) Inc., a Kansas corporation; Alamo Group (SMC) Inc., a Nevada corporation; Alamo Group (TX) L.P., a Delaware limited partnership; Alamo Group (USA) Inc., a Delaware corporation; Alamo Group Holdings, L.L.C., a Delaware limited liability company; Alamo Sales Corp., a Delaware corporation; Herschel Adams Inc., a Nevada corporation; M&W Gear Company, a Delaware corporation; Schulte (USA) Inc., a Florida corporation; Schwarze Industries, Inc., an Alabama corporation; Tiger Corporation, a Nevada corporation, Alamo Group Services Inc., a Delaware corporation, and any such other Person that the Company requests be included in the Obligated Group on the prior written approval of the Required Lenders, which approval shall not be unreasonably withheld.

"**Obligation**" means all present and future indebtedness, obligations, and liabilities of the Company to Lenders or any of them, and all renewals and extensions thereof, or any part thereof, arising pursuant to this Loan Agreement or represented by the Notes, and all interest accruing thereon, and reasonable attorneys' fees incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations and liabilities are direct, indirect, fixed, contingent, joint, several or joint and several; together with all indebtedness, obligations and liabilities of the Company evidenced or arising pursuant to any of the other Loan Documents, and all renewals and extensions thereof, or part thereof.

"**Operating Cash Flow**" means for the Company, for any period, the sum of Net Income, less income or plus loss from discontinued operations and extraordinary items, less gains or plus losses from the sale of assets, plus income tax expense, plus interest expense, plus depreciation, depletion, amortization and other non-cash charges, each as determined in accordance with GAAP and each for the twelve (12) month period ended as of the date of determination.

"**Other Taxes**": Section 4.09.

"**Outstanding Amount**" means with respect to any Letter of Credit Exposure on any date, the amount of such Letter of Credit Exposure on such date after giving effect to any Letter of Credit issuance, extension, or increase occurring on such date and any other changes in the aggregate amount of the Letter of Credit Exposure as of such date, including as a result of any reimbursements by the Company of Unreimbursed Amounts.

"**Permitted Acquisition**" means an Acquisition by the Company or any Consolidated Subsidiary of the Company with respect to which each of the following conditions shall have been satisfied:

(a) the consideration paid for any individual Acquisition shall not exceed $20,000,000;

(b) the consideration paid for all Acquisitions during the current fiscal year, in the aggregate, after giving effect to the Acquisition, shall not exceed $30,000,000;

(c) the Company has provided to Administrative Agent and Lenders all information and documentation reasonably requested by Administrative Agent and Lenders regarding the Acquisition;

(d) as of the closing of such Acquisition, after giving effect to such Acquisition, no Event of Default or Potential Default shall exist or occur as a result of, and after giving effect to, such Acquisition;

(e) not less than five (5) Business Days prior to the closing of any Acquisition, Administrative Agent shall have received a certificate in the form of Exhibit Q dated on or immediately prior to the date of the Acquisition, executed by the President or a Vice President of the Company (i) confirming that all representations and warranties set forth in the Loan Documents continue to be true and correct in all material respects immediately prior to and after giving effect to the Acquisition and the transactions contemplated thereby, and, for any Acquisition in which the total consideration is equal to or greater than $5,000,000, certifying pro forma financial statements of the Company and its Consolidated Subsidiaries demonstrating compliance with the covenants set forth in Sections 8.14, 8.15, 8.16, and 8.18 (as if the business, assets or Person acquired had been acquired since the first (1st) day of the period for which such pro forma financial statements are delivered and had been managed and conducted in accordance with the Company's standard business practices) for the prior four (4) fiscal quarters of the Company and its Consolidated Subsidiaries.

"**Permitted Liens**" means: (i) Liens in favor of Lenders to secure the Obligation; (ii) Liens described on the Company's June 30, 2004 financial statements or in Exhibit H attached hereto; (iii) pledges or deposits made to secure payment of Worker's Compensation (or to participate in any fund in connection with Worker's Compensation), unemployment insurance, pensions or social security programs; (iv) Liens imposed by mandatory provision of law such as for materialmen's, mechanics, warehousemen's and other like Liens arising in the ordinary course of business, securing Indebtedness whose payment is not yet due; (v) Liens for taxes, assessments and governmental charges or levies imposed upon a Person or upon such Person's income or profits or property, if the same are not yet past due and payable or if the same are being contested in good faith and as to which adequate reserves have been provided; (vi) good faith deposits in connection with leases, real estate bids or contracts (other than contracts involving the borrowing of money), pledges or deposits to secure public or statutory obligations, deposits to secure (or in lieu of) surety, stay, appeal or customs bonds and deposits to secure the payment of taxes, assessments, customs duties or other similar charges; (vii) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such do not impair the use of such property for the uses intended, and none of which is violated by existing or proposed structures or land use; (viii) Liens granted by newly-acquired Subsidiaries against their assets, so long as no other member of the Obligated Group is a co-maker or guarantor of that Indebtedness; and (ix) Liens securing purchase money Indebtedness permitted pursuant to the last paragraph of Section 9.01.

"**Person**" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"**Potential Default**" means the occurrence of any event which with passage of time or giving of notice, or either or both, could become an Event of Default.

"**Prime Rate Advance**" means any principal amount under a Note with respect to which the interest rate is computed by reference to the Prime Rate.

"**Prime Rate**" means for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The "prime rate" is a rate set by Bank of America based upon various factors including Bank of America's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

"**Principal Debt**" means, on any date of determination and without duplication, the sum of (a) the aggregate unpaid principal balance of all Borrowings under the Revolver Facility (including, without limitation, Swing Line Principal Debt) plus (b) Letter of Credit Exposure.

"**Pro Rata Share**" means the percentage obtained in dividing (i) the aggregate amount of such Lender's Revolving Credit Commitment, or, if the Revolving Credit Commitments shall have been terminated, then the aggregate unpaid principal amount of the Aggregate Principal Debt owed to such Lender by (ii) the aggregate amount of the Revolving Credit Commitment of all the Lenders, or, if the Revolving Credit Commitments shall have been terminated, then the Aggregate unpaid principal amount of the principal debt owed to all the Lenders.

"**Regulation D**" means Regulation D of the Board of Governors of the Federal Reserve System from time to time in effect and includes any successor or other regulation relating to reserve requirements applicable to member banks of the Federal Reserve System.

"**Regulation U**" means Regulation U promulgated by the Board of Governors of the Federal Reserve System, 12 C.F.R. part 221, or any other regulation thereafter promulgated by said Board to replace the prior Regulation U and having substantially the same function.

"**Regulation X**" means regulation X promulgated by the Board of Governors of the Federal Reserve System, 12 C.F.R. Part 224, or any other regulation hereafter promulgated by said Board to replace the prior Regulation X and having substantially the same function.

"**Related Parties**" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"**Representatives**" means representatives, officers, directors, employees, attorneys and agents.

"**Request For Advance**": Section 2.03(a).

"**Required Lenders**" means, any combination of the Lenders (which must include Administrative Agent) who collectively hold sixty percent (60%) of (a) the Revolving Credit Commitments, or (b) if the Revolving Credit Commitments shall have been terminated, then the aggregate unpaid principal amount of the Revolving Credit Notes.

"**Revaluation Date**" means with respect to any Letter of Credit, each of the following: (i) each date of issuance of a Letter of Credit denominated in an Alternative Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by Administrative Agent under any Letter of Credit denominated in an Alternative Currency, and (iv) such additional dates as Administrative Agent shall determine.

"**Revolving Credit Commitment**" means for each Lender, the amount set forth opposite its signature on this Loan Agreement as its Revolving Credit Commitment, as the same may be increased or decreased from time to time by assignment pursuant to Section 12.10 hereof, decreased pursuant to Section 2.01(a), decreased by the Required Lenders pursuant to Section 10.01 hereof, or increased pursuant to Section 2.01(b), and "**Revolving Credit Commitments**" shall mean the aggregate commitments of all Lenders.

"**Revolving Credit Loan**" means all Advances with respect to the Revolving Credit Commitment, evidenced by the Revolving Credit Notes.

"**Revolving Credit Notes**" means the revolving credit notes executed by the Company, substantially in the form of Exhibit B attached hereto, one payable to each Lender in an amount equal to the Revolving Credit Commitment, as the same may be amended, supplemented, modified or restated from time to time, evidencing the obligation of the Company to repay the Revolving Credit Loan, and all renewals, modifications and extensions thereof.

"**Revolving Credit Period**": Section 2.01(a).

"**Revolver Facility**" means the credit facility as described in and subject to the limitations set forth in Section 2.01 hereof, including the Letter of Credit Subfacility and the Swing Line Subfacility.

"**Rollover Notice**": Section 2.03(c).

"**Spot Rate**" for a currency means the rate determined by Administrative Agent to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that Administrative Agent may obtain such spot rate from another financial institution designated by Administrative Agent if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that Administrative Agent may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Alternative Currency.

"**Subfacilities**" means, collectively, the Letter of Credit Subfacility, and the Swing Line Subfacility, and "**Subfacility**" means either one of them.

"**Subsidiary**" means any corporation fifty percent (50%) or more of the Voting Shares of which, or any other recognized business organization (e.g. partnership, limited liability company) fifty percent (50%) or more of the equity ownership of which, is owned directly or indirectly by the Company.

"**Swing Line Borrowing**" means any Borrowing under the Swing Line Subfacility.

"**Swing Line Commitment**" means an amount (subject to availability, reduction, or cancellation as herein provided) equal to $5,000,000.

"**Swing Line Lender**" means Bank of America and its successors and assigns.

"**Swing Line Loan**": Section 2.01(c)(i).

"**Swing Line Maturity Date**" for any Swing Line Borrowing means the earlier of (a) the date on which the Swing Line Lender demands repayment of such Swing Line Borrowing or (b) the Termination Date.

"**Swing Line Note**" means a promissory note in substantially the form of Exhibit C and all renewals, extensions of all or any part thereof.

"**Swing Line Principal Debt**" means, on any other date of determination, that portion of the Principal Debt outstanding under the Swing Line Subfacility.

"**Swing Line Subfacility**" means the subfacility under the Revolver Facility described in, and subject to the limitations of, Section2.01(c).

"**Taxes**" : Section 4.09.

"**Temporary Cash Investment**" means any Investment (i) in direct obligations of the United States of America or any agency thereof, or obligations fully guaranteed by the United States of America or any agency thereof, provided that such obligations mature within ninety (90) days of the date of acquisition thereof, (ii) commercial paper rated in the highest grade by two or more national credit rating agencies and maturing not more than ninety (90) days from the date of creation thereof, and (iii) time deposits with, and certificates of deposit and banker's acceptances issued by, any United States bank having capital surplus and undivided profits aggregating at least $175,000,000, except that similar Investments relating to European operations may be maintained in LLoyds Bank in the United Kingdom, or in another depository approved in advance by Administrative Agent.

"**Termination Date**" means the earliest date on which any of the following events occurs: (a) August 25, 2009; (b) the date that Required Lenders terminate their commitment to lend hereunder, after the occurrence of an Event of Default; or (c) such earlier date as may be agreed upon in writing by the Company and Required Lenders.

"**Unreimbursed Amount**": Section 2.02(c)(i).

"**Voting Shares**" of any corporation means shares of any class or classes (however designated) having ordinary voting power for the election of at least a majority of the members of the board of directors (or other governing bodies) of such corporation, other than shares having such power only by reason of the happening of a contingency.

1.02. Other Definitional Provisions.

(a)   All terms defined in this Loan Agreement shall have the above-defined meanings when used in the Notes or any Loan Documents, certificate, report or other document made or delivered pursuant to this Loan Agreement, unless the context therein shall otherwise require.

(b)   Defined terms used herein in the singular shall mean the plural and vice versa.

(c)   The words "hereof," "herein," "hereunder" and similar terms when used in this Loan Agreement shall refer to this Loan Agreement as a whole and not to any particular provision of this Loan Agreement.

(d)   Each accounting term not defined herein shall have the meaning given to it under GAAP applied to the financial statements and affairs of the Company.

1.03   Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.04   Additional Alternative Currencies.

(a) The Company may from time to time request that Letters of Credit be issued in a currency other than those specifically listed in the definition of "Alternative Currency;" provided that such requested currency is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars. Such request shall be subject to the approval of Administrative Agent.

(b)   Any such request shall be made to Administrative Agent not later than 11:00 a.m., twenty (20) Business Days prior to the date of the desired Letter of Credit issuance (or such other time or date as may be agreed by Administrative Agent, in its sole discretion).

(c)   If Administrative Agent consents to the issuance of Letters of Credit in such requested currency, Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Letter of Credit issuances.

ARTICLE 2

THE REVOLVING CREDIT LOAN; LETTER OF CREDIT SUBFACILITY AND SWING LINE SUBFACILITY

2.01.   Revolving Credit Commitments.

(a)   Revolving Credit Loan Commitment. Subject to the terms and conditions of this Loan Agreement, Lenders agree to extend to the Company, from the date hereof through the Termination Date (the "**Revolving Credit Period**"), the Revolving Credit Commitment. In computing the outstanding balance (and, therefore, the available credit), Lenders shall include as outstanding the aggregate face amount of all outstanding Letters of Credit, which shall not at any time exceed $7,500,000.

(i)   The Company shall have the right, on three (3) Business Days' prior written notice to Administrative Agent, to permanently reduce the unutilized or, by prepayment with written notice to Administrative Agent of permanent reduction, outstanding portion of the Revolving Credit Commitments; provided that any partial reduction shall be in the minimum amount of $1,000,000 or in any larger multiple of $100,000.

(ii)   Within the limits of this Section 2.01, but only during the Revolving Credit Period, the Company may borrow, prepay pursuant to Section 4.04 and reborrow under this Section 2.01. Each advance made by Lenders is herein called an "**Advance**"; all Advances made by Lenders hereunder are herein collectively called the "**Advances**" or the "**Revolving Credit Loan**." The Revolving Credit Loan shall bear interest from time-to-time in accordance with the selections made by the Company from time-to-time pursuant to Sections 2.03(a) and 2.03(c).

(iii) Unless the Company or any Lender has notified Administrative Agent prior to the date any payment is required to be made by it to Administrative Agent hereunder, that the Company or such Lender, as the case may be, will not make such payment, Administrative Agent may assume that the Company or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make

available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to Administrative Agent in immediately available funds, then:

(A) if the Company failed to make such payment, each Lender shall forthwith on demand repay to Administrative Agent the portion of such assumed payment that was made available to such Lender in immediately available funds, together with interest thereon in respect of each day from and including the date such amount was made available by Administrative Agent to such Lender to the date such amount is repaid to Administrative Agent in immediately available funds, at the Federal Funds Rate from time to time in effect; and

(B) if any Lender failed to make such payment, such Lender shall forthwith on demand pay to Administrative Agent the amount thereof in immediately available funds, together with interest thereon for the period from the date such amount was made available by Administrative Agent to the Company to the date such amount is recovered by Administrative Agent (the "**Compensation Period**") at a rate per annum equal to the Federal Funds Rate from time to time in effect. If such Lender pays such amount to Administrative Agent, then such amount shall constitute such Lender's Commitment, included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon Administrative Agent's demand therefor, Administrative Agent may make a demand therefor upon the Company, and the Company shall pay such amount to Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which Administrative Agent or the Company may have against any Lender as a result of any default by such Lender hereunder.

A notice of Administrative Agent to any Lender with respect to any amount owing under this subsection (a) shall be conclusive, absent manifest error.

(b) Increases of Commitments.

(i) Upon notice to Administrative Agent (which shall promptly notify Lenders), the Company may from time to time, request an increase in the Revolving Credit Commitments of up to $30,000,000, resulting in an increased Revolving Credit Commitments of up to $100,000,000, provided that, (A) each increase in the Revolving Credit Commitments shall be in the minimum amount of $10,000,000 or a greater integral multiple of $5,000,000, (B) after giving effect to the increase in the Revolving Credit Commitments, the Revolving Credit Commitments do not exceed $100,000,000, and (C) no Potential Default or Event of Default exists. At the time of sending such notice, the Company (in consultation with Administrative Agent) shall specify the time period within which each Lender is requested to respond (which shall in no event be less than ten (10) Business Days from the date of delivery of such notice to Lenders). Each Lender shall notify Administrative Agent within such time period whether or not it agrees to increase its Commitment, and, if so, whether by an amount equal to, greater than, or less than its Pro Rata Share of such requested increase. Any Lender not responding within such time period shall be deemed to have declined to increase its Commitment. Administrative Agent shall notify the Company and each Lender of Lenders' responses to each request made hereunder. To achieve the full amount of a requested increase, the Company may also invite additional eligible assignees to become Lenders. Any increase in the Revolving Credit Commitments must be effected by an amendment that is executed in accordance with Section 12.01 by the Company, Administrative Agent, and the one or more Lenders who have agreed to increase their Commitments or by new Lenders who have agreed to new Commitments in accordance with Section 12.01.

(ii) If any Commitments are increased in accordance with this Section, Administrative Agent and the Company shall determine the effective date of such increase (the "**Increase Effective Date**"). Administrative Agent and the Company shall promptly notify Lenders of the final allocation of such increase and the Increase Effective Date. As a condition precedent to such increase, the Company shall deliver to Administrative Agent a certificate of each Loan Party dated as of the Increase Effective Date (in sufficient copies for each Lender) signed by a authorized officer or director of such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, (ii) in the case of the Company, including a Compliance Certificate demonstrating pro forma compliance with the representations and warranties contained in this Loan Agreement after giving effect to such increase, and (iii) certifying that, before and after giving effect to such increase, the representations and warranties contained in Articles 8 and 9 are true and correct on and as of the Increase Effective Date and no Event of Default or Potential Default exists. The Company shall deliver new or amended Revolving Credit Notes reflecting the increased Commitments to any Lenders holding or requesting Revolving Credit Notes. Each new Lender acquiring a Commitment shall be a *"Lender"* hereunder, entitled to the

rights and benefits, and subject to the duties, of a Lender under the Loan Documents. In such case, each Lender's Pro Rata Share shall be recalculated to reflect the new proportionate share of the revised Revolving Credit Commitment and the Lenders acquiring additional or increased Commitments (each a "**purchasing Lender**") shall, immediately upon receiving notice from Administrative Agent, pay to each Lender an amount equal to its pro rata share of the Borrowings (and any funded participations by Lenders under the Swing Line Subfacility and the Letter of Credit Subfacility) outstanding as of such date. All such payments with respect to the Borrowings shall reduce the outstanding Principal Debt owed to each Lender receiving such payments and shall represent Borrowings to the Company and be Principal Debt owed to the purchasing Lender; all such payments with respect to funded participations under the Swing Line Subfacility or Letter of Credit Subfacility (as the case may be) shall reduce the applicable participation of each Lender receiving such payment and shall represent the purchase by the purchasing Lender of a participation under the Swing Line Subfacility or the Letter of Credit Subfacility (as the case may be). Additionally, the Company shall pay any additional amounts required pursuant to Section 5.01(e) in connection with such repayments to any Lender. The purchasing Lender shall be entitled to share ratably in interest accruing on the balances purchased, at the rates provided herein for such balances, from and after the date of purchase. All new Borrowings occurring after an increase of the Revolving Credit Commitment shall be funded in accordance with the Lender's revised Pro Rata Shares.

(c)   **Swing Line Subfacility.**

(i)   Subject to the terms and conditions set forth herein, the Swing Line Lender agrees, in reliance upon the agreements of the other Lenders set forth in this Section 2.01(c), to make loans (each such loan, a "Swing Line Loan") to the Company from time to time on any Business Day from the Closing Date to the Termination Date in an aggregate amount not to exceed at any time outstanding the amount of the Swing Line Subfacility, notwithstanding the fact that such Swing Line Loans, when aggregated with the Pro Rata Share of the Principal Debt of the Lender acting as Swing Line Lender, may exceed the amount of such Lender's Revolving Credit Commitment; provided, however, that after giving effect to any Swing Line Loan, (i) the Principal Debt shall not exceed the Revolving Credit Commitments, and (ii) the aggregate Principal Debt of the Revolving Credit Loans of any Lender, plus such Lender's Pro Rata Share of the Principal Debt of all Letter of Credit Exposure, plus such Lender's Pro Rata Share of the Principal Debt of all Swing Line Loans shall not exceed such Lender's Revolving Credit Commitment, and provided, further, that the Company shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan. Within the foregoing limits, and subject to the other terms and conditions hereof, the Company may borrow under this Section 2.01(c), prepay under Section 4.04, and reborrow under this Section 2.01(c). Each Swing Line Loan shall be a Prime Rate Advance. Immediately upon the making of a Swing Line Loan, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Lender's Pro Rata Share times the amount of such Swing Line Loan.

(ii)   Each Swing Line Borrowing shall be made upon the Company's irrevocable notice to the Swing Line Lender and Administrative Agent, which may be given by telephone. Each such notice must be received by the Swing Line Lender and Administrative Agent not later than 1:00 p.m. on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $250,000 or a greater integral multiple of $50,000, and (ii) the requested borrowing date, which shall be a Business Day. Each such telephonic notice must be confirmed promptly by delivery to the Swing Line Lender of a written notice, appropriately completed and signed by a responsible officer of the Company. Promptly after receipt by the Swing Line Lender of any telephonic Swing Line Loan notice, the Swing Line Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swing Line Loan notice and, if not, the Swing Line Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swing Line Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Lender) prior to 2:00 p.m. on the date of the proposed Swing Line Borrowing (A) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the proviso to the first sentence of Section 2.01(c)(i), or (B) that one or more of the applicable conditions specified in Article 7 is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swing Line Loan notice, make the amount of its Swing Line Loan available to the Company.

(iii)   Refinancing of Swing Line Loans.

(A)   The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Company (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Lender make a Prime Rate Advance in an amount equal to such Lender's Pro Rata Share of the amount of Swing Line Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Request for Advance for purposes hereof) and in accordance with the requirements of Section 2.03, without regard to the minimum and multiples specified therein for the principal amount of Prime Rate Advances, but subject to the unutilized portion of the Revolving Credit Commitments and the conditions set forth in Section 7.02. The Swing Line Lender shall furnish the Company with a copy of the applicable Request for Advance promptly after delivering such notice to Administrative Agent. Each Lender shall make an amount equal to its Pro Rata Share of the amount specified in such Request for Advance available to Administrative Agent in immediately available funds for the account of the Swing Line Lender at Administrative Agent's Office not later than 1:00 p.m. on the day specified in such Request for Advance, whereupon, subject to Section 2.01(c)(iii)(B), each Lender that so makes funds available shall be deemed to have made a Prime Rate Advance to the Company in such amount. Administrative Agent shall remit the funds so received to the Swing Line Lender.

(B)   If for any reason any Swing Line Loan cannot be refinanced by such a Prime Rate Advance in accordance with Section 2.01(c)(iii)(A), the request for Prime Rate Advance submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Lenders fund its risk participation in the relevant Swing Line Loan and each Lender's payment to Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.01(c)(iii)(A) shall be deemed payment in respect of such participation.

(C)   If any Lender fails to make available to Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.01(c)(iii) by the time specified in Section 2.01(c)(iii)(A), the Swing Line Lender shall be entitled to recover from such Lender (acting through Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Swing Line Lender in accordance with banking industry rules on interbank compensation. A certificate of the Swing Line Lender submitted to any Lender (through Administrative Agent) with respect to any amounts owing under this clause (C) shall be conclusive absent manifest error.

(D)   Each Lender's obligation to make Prime Rate Advances or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.01(c)(iii) shall be absolute and unconditional and shall not be affected by any circumstance, including (1) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Company or any other Person for any reason whatsoever, (2) the occurrence or continuance of an Event of Default, or (3) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Prime Rate Advances pursuant to this Section 2.01(c)(iii) is subject to the conditions set forth in Section 7.02. No such funding of risk participations shall relieve or otherwise impair the obligation of the Company to repay Swing Line Loans, together with interest as provided herein.

(iv)   Repayment of Participations.

(A)   At any time after any Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Lender its Pro Rata Share of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender's risk participation was funded) in the same funds as those received by the Swing Line Lender.

(B)   If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 12.23 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Lender shall pay to the Swing Line Lender its Pro Rata Share thereof on demand of Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Federal Funds Rate. Administrative Agent will make such demand upon the request of the Swing Line Lender. The obligations of the Lenders under this clause shall survive the payment in full of the Obligation and the termination of this Agreement.

(v)　　Interest for Account of Swing Line Lender. The Swing Line Lender shall be responsible for invoicing the Company for interest on the Swing Line Loans. Until each Lender funds its Prime Rate Advance or risk participation pursuant to this Section 2.01(c) to refinance such Lender's Applicable Percentage of any Swing Line Loan, interest in respect of such Applicable Percentage shall be solely for the account of the Swing Line Lender.

(vi)　　Payments Directly to Swing Line Lender. The Company shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

2.02　Letters of Credit.

(a)　The Letter of Credit Commitment.

(i)　　Subject to the terms and conditions set forth herein, (A) Administrative Agent agrees, in reliance upon the agreements of the Lenders set forth in this Section 2.02(a), (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars or in one or more Alternative Currencies for the account of the Company, and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drawings under the Letters of Credit; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Company and any drawings thereunder; provided that after giving effect to any Borrowing with respect to any Letter of Credit, (x) the total Principal Debt shall not exceed the Commitments, (y) the aggregate Principal Debt of the Loans of any Lender, shall not exceed such Lender's Commitment, and (z) the Principal Debt of the Letter of Credit Exposure shall not exceed the amount of the Letter of Credit Subfacility. Each request by the Company for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Company that the Letter of Credit Borrowing so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Company's ability to obtain Letters of Credit shall be fully revolving, and accordingly the Company may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof.

(ii)　　Administrative Agent shall not issue any Letter of Credit, if:

(A)　　subject to Section 2.02(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Required Lenders have approved such expiry date; or

(B)　　the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Lenders have approved such expiry date.

(iii)　　Administrative Agent shall not be under any obligation to issue any Letter of Credit if:

(A)　　any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain Administrative Agent from issuing such Letter of Credit, or any law applicable to Administrative Agent or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over Administrative Agent shall prohibit, or request that Administrative Agent refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon Administrative Agent with respect to such Letter of Credit any restriction, reserve or capital requirement (for which Administrative Agent is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon Administrative Agent any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which Administrative Agent in good faith deems material to it;

(B)　　the issuance of such Letter of Credit would violate one or more policies of Administrative Agent;

(C)　　except as otherwise agreed by Administrative Agent, such Letter of Credit is in an initial stated amount less than $100,000, in the case of a commercial Letter of Credit, or $200,000, in the case of a standby Letter of Credit;

(D)   Administrative Agent does not, as of the issuance date of such requested Letter of Credit, issue Letters of Credit in the requested currency;

(E)   except as otherwise agreed by Administrative Agent, such Letter of Credit is to be denominated in a currency other than Dollars or an Alternative Currency;

(F)   such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(G)   a default of any Lender's obligations to fund under Section 2.01 exists, unless Administrative Agent has entered into satisfactory arrangements with the Company or such Lender to eliminate Administrative Agent risk with respect to such Lender.

(iv)   Administrative Agent shall not amend any Letter of Credit if Administrative Agent would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(v)   Administrative Agent shall be under no obligation to amend any Letter of Credit if (A) Administrative Agent would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(vi)   Administrative Agent shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and Administrative Agent shall have all of the benefits and immunities (A) provided to Administrative Agent in Article 9 with respect to any acts taken or omissions suffered by Administrative Agent in connection with Letters of Credit issued by it or proposed to be issued by it and issuer documents pertaining to such Letters of Credit as fully as if the term "**Administrative Agent**" as used in Article 9 included Administrative Agent with respect to such acts or omissions, and (B) as additionally provided herein with respect to Administrative Agent.

(b)   Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)   Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Company delivered to Administrative Agent in the form of a Letter of Credit Application, appropriately completed and signed by a responsible officer of the Company. Such Letter of Credit Application must be received by Administrative Agent (A) not later than 11:00 a.m. at least two (2) Business Days prior to the proposed issuance date or date of amendment, as the case may be, of any Letter of Credit denominated in Dollars, and (B) not later than 11:00 a.m. at least ten (10) Business Days prior to the proposed issuance date or date of amendment, as the case may be, of any Letter of Credit denominated in an Alternative Currency (or such later date and time as Administrative Agent may agree in a particular instance in its sole discretion). In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to Administrative Agent: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount and currency thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as Administrative Agent may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to Administrative Agent (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as Administrative Agent may require. Additionally, the Company shall furnish to Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as Administrative Agent may require.

(ii)   Unless Administrative Agent has received written notice from any Lender or any Loan Party, at least one (1) Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article 7 shall not then be satisfied, then, subject to the terms and conditions hereof, Administrative Agent shall, on the requested date, issue a Letter of Credit for the account of the Company or enter into the applicable amendment, as the case may be, in each case in accordance with Administrative Agent's usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from Administrative Agent a risk participation in such Letter of Credit in an amount equal to the product of such Lender's Pro Rata share times the amount of such Letter of Credit.

(iii)   If the Company so requests in any applicable Letter of Credit application, the Administrative Agent may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "**Auto-Extension Letter of Credit**"); provided that any such Auto-Extension Letter of Credit must permit Administrative Agent to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the "**Non-Extension Notice Date**") in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by Administrative Agent, the Company shall not be required to make a specific request to the Administrative Agent for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) Administrative Agent to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that Administrative Agent shall not permit any such extension if (A) Administrative Agent has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.02(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five (5) Business Days before the Non-Extension Notice Date (1) that the Required Lenders have elected not to permit such extension or (2) from any Lender or the Company that one or more of the applicable conditions specified in Section 7.02 is not then satisfied, and in each such case directing Administrative Agent not to permit such extension.

(iv)   Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, Administrative Agent will also deliver to the Company a true and complete copy of such Letter of Credit or amendment.

(c)   Drawings and Reimbursements; Funding of Participations.

(i)   Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, Administrative Agent shall notify the Company thereof. In the case of a Letter of Credit denominated in an Alternative Currency, the Company shall reimburse Administrative Agent in such Alternative Currency, unless (A) Administrative Agent (at its option) shall have specified in such notice that it will require reimbursement in Dollars, or (B) in the absence of any such requirement for reimbursement in Dollars, the Company shall have notified Administrative Agent promptly following receipt of the notice of drawing that the Company will reimburse the Administrative Agent in Dollars. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in an Alternative Currency, Administrative Agent shall notify the Company of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. Not later than 11:00 a.m. on the date of any payment by Administrative Agent under a Letter of Credit to be reimbursed in Dollars, or the Applicable Time on the date of any payment by Administrative Agent under a Letter of Credit to be reimbursed in an Alternative Currency (each such date, an "**Honor Date**"), the Company shall reimburse Administrative Agent in an amount equal to the amount of such drawing and in the applicable currency. If the Company fails to so reimburse Administrative Agent by such time, Administrative Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing (expressed in Dollars in the amount of the Dollar Equivalent thereof in the case of a Letter of Credit denominated in an Alternative Currency) (the "**Unreimbursed Amount**"), and the amount of such Lender's Pro Rata Share thereof. In such event, the Company shall be deemed to have requested a Prime Rate Advance to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.03 for the principal amount of a Prime Rate Advance, but subject to the amount of the unutilized portion of the Commitments and the conditions set forth in Section 7.02 (other than the delivery of a Request for Advance). Any notice given by Administrative Agent pursuant to this Section 2.02(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)   Each Lender shall upon any notice pursuant to Section 2.02(c)(i) make funds available to Administrative Agent in Dollars at Administrative Agent's Lending Office in an amount equal to its Pro Rata Share of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by Administrative Agent, whereupon, subject to the provisions of Section 2.02(c)(iii), each Lender that so makes funds available shall be deemed to have made a Prime Rate Advance to the Company in such amount.

(iii) With respect to any Unreimbursed Amount that is not fully refinanced by an Advance because the conditions set forth in Section 7.02 cannot be satisfied or for any other reason, the Company shall be deemed to have incurred from Administrative Agent a Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Lender's payment to Administrative Agent pursuant to Section 2.02(c)(ii) shall be deemed payment in respect of its participation in such Borrowing and shall constitute an Advance from such Lender in satisfaction of its participation obligation under this Section 2.02.

(iv) Until each Lender funds its Advance pursuant to this Section 2.02(c) to reimburse Administrative Agent for any amount drawn under any Letter of Credit, interest in respect of such Lender's Pro Rata Share of such amount shall be solely for the account of Administrative Agent.

(v) Each Lender's obligation to make Advances to reimburse Administrative Agent for amounts drawn under Letters of Credit, as contemplated by this Section 2.02(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against Administrative Agent, the Company or any other Person for any reason whatsoever; (B) the occurrence or continuance of an Event of Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Advances pursuant to this Section 2.02(c) is subject to the conditions set forth in Section 4.07 (other than delivery by the Company of a Request for Advance). No such making of an Advance shall relieve or otherwise impair the obligation of the Company to reimburse Administrative Agent for the amount of any payment made by Administrative Agent under any Letter of Credit, together with interest as provided herein.

(vi) If any Lender fails to make available to Administrative Agent any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.02(c) by the time specified in Section 2.02(c)(ii), Administrative Agent shall be entitled to recover from such Lender, on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to Administrative Agent at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation. A certificate of Administrative Agent submitted to any Lender with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d) **Repayment of Participations.**

(i) At any time after Administrative Agent has made a payment under any Letter of Credit and has received from any Lender such Lender's Advance in respect of such payment in accordance with Section 2.02(c), if Administrative Agent receives any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Company or otherwise, including proceeds of Cash Collateral applied thereto by Administrative Agent), Administrative Agent will distribute to such Lender its Pro Rata Share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender's Advance was outstanding) in Dollars and in the same funds as those received by Administrative Agent.

(ii) If any payment received by Administrative Agent pursuant to Section 2.02(c)(i) is required to be returned under any of the circumstances described in Section 12.23 (including pursuant to any settlement entered into by Administrative Agent in its discretion), each Lender shall pay to Administrative Agent its Pro Rata Share thereof on demand of Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligation and the termination of this Loan Agreement.

(e) **Obligations Absolute.** The obligation of the Company to reimburse Administrative Agent for each drawing under each Letter of Credit and to repay each Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Loan Agreement under all circumstances, including the following:

(i)   any lack of validity or enforceability of such Letter of Credit, this Loan Agreement, or any other Loan Document;

(ii)   the existence of any claim, counterclaim, setoff, defense or other right that the Company or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), Administrative Agent or any other Person, whether in connection with this Loan Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)   any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)   any payment by Administrative Agent under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by Administrative Agent under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any debtor relief law;

(v)   any adverse change in the relevant exchange rates or in the availability of the relevant Alternative Currency to the Company or any Subsidiary or in the relevant currency markets generally; or

(vi)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Company or any Subsidiary.

The Company shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Company's instructions or other irregularity, the Company will immediately notify Administrative Agent. The Company shall be conclusively deemed to have waived any such claim against Administrative Agent and its correspondents unless such notice is given as aforesaid.

(f)   Role of Administrative Agent as Letter of Credit Issuer. Each Lender and the Company agree that, in paying any drawing under a Letter of Credit, Administrative Agent shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of, Administrative Agent, any of its Related Parties nor any correspondent, participant or assignee of Administrative Agent shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or issuer document. The Company hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Company's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of Administrative Agent, any of its Related Parties nor any correspondent, participant or assignee of Administrative Agent shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.02(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Company may have a claim against Administrative Agent, and Administrative Agent may be liable to the Company, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Company which the Company proves were caused by Administrative Agent's willful misconduct or gross negligence or Administrative Agent's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, Administrative Agent may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and Administrative Agent shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g) **Cash Collateral.** Upon the request of Administrative Agent, (i) if Administrative Agent has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in a Letter of Credit Borrowing, the Company shall immediately Cash Collateralize the Unreimbursed Amount under such Letter of Credit or (ii) if, as of the Letter of Credit Expiration Date, any Letter of Credit Exposure for any reason remains outstanding, the Company shall immediately Cash Collateralize the Outstanding Amount of all Letter of Credit Exposure. For purposes of this Section 2.02, "**Cash Collateralize**" means to pledge and deposit with or deliver to Administrative Agent, for the benefit of the Lenders, as collateral for the Letter of Credit Exposure, cash or deposit account balances pursuant to documentation in form and substance satisfactory to Administrative Agent (which documents are hereby consented to by the Lenders). Derivatives of such term have corresponding meanings. The Company hereby grants to Administrative Agent, for the benefit of the Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at Bank of America.

(h) **Applicability of ISP and UCP.** Unless otherwise expressly agreed by Administrative Agent and the Company when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(i) **Letter of Credit Fees.** The Company shall pay to Administrative Agent in Dollars for the account of each Lender in accordance with its Pro Rata Share a Letter of Credit fee (the "**Letter of Credit Fee**") (i) for each commercial Letter of Credit equal to one-half of 1% (0.50%) per annum times the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit, and (ii) for each standby Letter of Credit equal one and one-quarter percent (1.25%) per annum times the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.03. Letter of Credit Fees shall be (i) computed on a quarterly basis in arrears and (ii) due and payable on the first (1st) Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date, and thereafter on demand. Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(j) **Fronting Fee and Documentary and Processing Charges Payable to Issuer of Letters of Credit.** The Company shall pay directly to Administrative Agent in Dollars for its own account a fronting fee with respect to each Letter of Credit, at the rate per annum specified in the Fee Letter, computed on the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit (i) with respect to standby Letters of Credit, payable on a quarterly basis in arrears, and due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date, and thereafter on demand and (ii) with respect to commercial Letters of Credit, payable on the date of the issuance of such Letter of Credit. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.03. In addition, the Company shall pay directly to Administrative Agent in Dollars for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of Administrative Agent relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(k) **Conflict with Issuer Documents.** In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

2.03. **Manner of Borrowing; Selection of Interest Option.**

(a) **Request For Advance.** Each request by the Company to Administrative Agent for an Advance under Section 2.01 (a "**Request For Advance**") shall specify the aggregate amount of the requested Advance, the requested date of the Advance, and, when the Request For Advance specifies a Eurodollar Advance, the Interest Period applicable thereto. The Company shall furnish to Administrative Agent the Request For Advance by 10:00 a.m. central standard time, at least three (3) Business Days before any requested Eurodollar Advance date (which must be a Business Day) and one (1) Business Day before any requested borrowing date (which must be a Business Day) for a Prime Rate Advance. Any such Request For Advance shall: (i) in the case of a Prime Rate Advance, be in the form attached hereto as <u>Exhibit D</u>, and (ii) in the case of a Eurodollar Advance, be in the form attached hereto as <u>Exhibit E</u>.

Each Eurodollar Advance shall be in a minimum amount of (i) $1,000,000, or any higher multiple of $500,000 with respect to each Eurodollar Advance and (ii) $500,000, or any higher multiple of $100,000 with respect to each Prime Rate Advance. If Company intends to use the proceeds of an Advance to fund all or a portion of the cost of an Acquisition, it shall advise Administrative Agent at the time that it submits a Request For Advance (by so noting on the Request For Advance).

Before making a Request For Advance, the Company may (without specifying whether the anticipated Advance shall be a Prime Rate Advance or Eurodollar Advance) request that Administrative Agent provide the Company with the most recent Eurodollar Rate available to Administrative Agent. Administrative Agent shall endeavor to provide the quoted rates to the Company on the date of the request.

Each Request For Advance is irrevocable and binding on the Company. For any Advance specified in a Request For Advance, the Company shall indemnify Lenders against any cost, loss or expense incurred by Lenders as a result of the Company's failure to fulfill, by the date specified for the Advance, the conditions to the Advance set forth herein, including within that indemnity any cost, loss or expense incurred because of the liquidation or reemployment of deposits or other funds acquired by Lenders to fund the Advance if the Advance is not made on the specified date because of the Company's failure.

        (b)   **<u>Funding</u>.**

        (i)   **<u>Generally</u>**. Upon fulfillment of all applicable conditions set forth herein, Lenders shall make available to the Company at Administrative Agent's Lending Office, not later than 2:00 p.m. (central standard time) on the date of each Advance, the proceeds of the Request for Advance.

        (ii)   **<u>Initial Advance</u>**. The initial Advance of the Revolving Credit Loan is deemed to be the amount that is outstanding on the date hereof, previously funded by Lenders.

        (c)   **<u>Selection of Interest Option</u>.** Subject to <u>Section 2.03(d)</u>, on making a proper Request For Advance under <u>Section 2.03(a)</u>, the Company shall advise Administrative Agent whether the Advance shall be (i) a Eurodollar Advance, in which case the Company shall specify the applicable Interest Period therefor, or (ii) a Prime Rate Advance.

By 10:00 a.m. (central standard time) at least three (3) Business Days before the termination of each Interest Period with respect to an outstanding Eurodollar Advance, the Company shall give Administrative Agent notice (the "**Rollover Notice**") of the interest option that shall be applicable to that Advance on expiration of the Interest Period. The Rollover Notice shall be given either in writing or by telephone, immediately followed by written notice. If the Company specifies that the Advance shall be a Eurodollar Advance, then the Rollover Notice shall also specify the length of the succeeding Interest Period selected by the Company for the Advance, and if none is selected, the Interest Period shall be one (1) month. Each Rollover Notice is irrevocable and effective on notification thereof to Administrative Agent.

If the required Rollover Notice is not timely received by Administrative Agent before the expiration of the then-relevant Interest Period, then Company shall be deemed to have elected that the Advance be a Prime Rate Advance. With respect to any Prime Rate Advance, Company has the right, on any or Business Day, as the case may be (a "**Interest Rate Conversion Date**"), to convert a Prime Rate Advance to a Eurodollar Advance, by giving Administrative Agent a Rollover Notice of such selection at least three (3) Business Days before the Interest Rate Conversion Date. Each conversion from a Prime Rate Advance to a Eurodollar Advance shall be in a minimum amount of $1,000,000. or any higher multiple of $500,000. Administrative Agent reserves the right to require that the Rollover Notice be given a greater time in advance of expiration of an Interest Period than is stated above, by notifying the Company in writing of the new advanced notice time period.

Notwithstanding anything to the contrary contained herein, the Company may not request a Eurodollar Advance if the interest rate applicable thereto under Section 2.05 would exceed the Maximum Rate in effect on the first day of the Interest Period applicable to the Advance, but may give notice of the rate that it would have selected, which notice shall be controlling for purposes of Section 4.05(c).

Each Request For Advance is irrevocable and binding on the Company and, with respect to any Eurodollar Advance specified in the Request For Advance, the Company shall indemnify Lenders against any Consequential Loss incurred by Lenders as a result of (i) any failure by the Company to fulfill, on or before the date specified for the Advance, the conditions to the Advance set forth herein, or (ii) the Company's requesting that an Advance not be made on the date specified in the Request For Advance. A certificate of each Lender establishing the amount due from the Company according to the preceding sentence, together with a description in reasonable detail of the manner in which the amount has been computed, is conclusive in the absence of manifest error.

(d) **Limitation on Rate Conversions.** To the extent that the Company selects for all or part of a Loan to be a Eurodollar Advance, then the Company may convert the existing Eurodollar Advances (or any portion thereof) to another type of Advance during the applicable Interest Period; provided that the Company complies with the requirements of Section 5.01(e) hereof.

(e) **Initial Interest Rate Selection.** The interest rates in effect on the date hereof for the balances of the Loans that are outstanding shall continue in effect until changed pursuant hereto, except that the Applicable Margin (as defined in Section 2.05(d), below) on the date hereof shall be that described in Section 2.05(d)(ii), below.

2.04. **Loan Fees.** In addition to the payments required pursuant to Section 2.05 and 2.02(i) and (j), the Company shall pay the following fees:

(a) **Commitment Fee.** The Company shall pay to each Lender a cash loan Commitment Fee (herein so called) of 12.5 basis points of each Lender's allocation percentage to this facility payable at Closing.

(b) **Fee Letter**. The Company shall pay to Administrative Agent all fees indicated in that certain Fee Letter Agreement dated of even date herewith, by and between the Company and Administrative Agent.

(c) **Facility Fee.** Company shall pay to Administrative Agent, for the benefit of each Lender, quarterly in arrears on the first day of each calendar quarter, beginning on October 1, 2004, a fee (the "*Facility Fee*") equal to the Applicable Margin for the Facility Fee as set forth in Section 2.05(d) multiplied by the actual daily amount by which the Revolving Credit Commitments exceed the sum of (i) the Principal Debt of the Revolving Credit Loan plus (ii) the Outstanding Amount of the Letter of Credit Exposure, each for the prior quarter, to compensate Lenders for keeping those unused funds available for the Company. For purposes of computing the Facility Fee, Swing Line Loans shall not be considered usage under the Revolving Credit Commitments.

(d) **Computation of Fees.** Fees shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

2.05 **Interest Rate.**

(a) **All Advances.**

(i) **Prime Rate Advances.** Subject to Section 2.05(b), the unpaid principal of each Prime Rate Advance shall bear interest from the date of advance until paid at a rate per annum that from day-to-day equals the lesser of: (a) the Prime Rate in effect from day-to-day, plus the Applicable Margin (determined under Section 2.05(d)) or (b) the Maximum Rate.

(ii) **Eurodollar.** Subject to Sections 2.03(c) and 2.05(b), the unpaid principal of each Eurodollar Advance shall bear interest from the date of advance until paid at a rate per annum equal to the lesser of (a) the sum of the Eurodollar Rate for the applicable Interest Period, plus the Applicable Margin, or (b) the Maximum Rate.

(b) **Default Rate.** All past due principal of, and to the extent permitted by applicable law, interest on, the Notes shall bear interest until paid at the lesser of (i) with respect to Eurodollar Advances, the Eurodollar Rate plus the Applicable Margin from time-to-time in effect, plus two percent (2%), and with respect to Prime Rate Advances, the Prime Rate plus the Applicable Margin from time-to-time in effect, plus two percent (2%), or (ii) the Maximum Rate.

(c) **Regulation D Compensation.** For so long as any Lender maintains reserves against "Eurocurrency liabilities" (or any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Advances is determined, or any category of extensions of credit or other assets that includes loans by a non-United States office of such Lender to United States residents), then such Lender may require the Company to pay, contemporaneously with each payment of interest on a Eurodollar Advance, additional interest on the unpaid principal amount of each Eurodollar Advance equal to the actual costs of the reserves allocated to the Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error). If any Lender requires payment of that additional interest (x) such Lender shall so notify the Company of the additional interest on the Eurodollar Advances and (y) shall notify Company at least five (5) Business Days before each Scheduled Installment Date on which interest is payable on the Eurodollar Advances of the amount to which such Lender is then entitled under this Section.

(d) *Applicable Margin. As used in this Agreement and the other Loan Documents, "Applicable Margin" means, as to the Loans, a rate per annum determined for each fiscal quarter during the Company's Fiscal Year, beginning with the quarter ending September 30, 2004, by reference to the Leverage Ratio as of the end of the fiscal quarter (herein called the "date of determination"), as set forth in the most recent Compliance Certificate received by Administrative Agent pursuant to Section 8.01(d) and the type of Advance or Facility Fee, as applicable, as follows:*

> *(i) **if**, on any date of determination, the following is met: the Leverage Ratio is equal to or less than 1.00 to 1.0, **then** the Applicable Margin during the fiscal quarter following the date of determination, expressed as a rate per annum, shall be (0.00%) for Prime Rate Advances, 1.00% for Eurodollar Advances, and 0.125% for the Facility Fee; and if not, then*

> *(ii) **if**, on any date of determination, the following is met: the Leverage Ratio is greater than 1.00 to 1.0 and less than or equal to 1.50 to 1.0, **then** the Applicable Margin during the fiscal quarter following the date of determination, expressed as a rate per annum, shall be (0.00%) for Prime Rate Advances, 1.25% for Eurodollar Advances, and 0.125% for the Facility Fee; and if not, then.*

> *(iii) **if**, on any date of determination, the following is met: the Leverage Ratio is greater than 1.50 to 1.0 and less than or equal to 2.00 to 1.0, **then** the Applicable Margin during the fiscal quarter following the date of determination, expressed as a rate per annum, shall be (0.00%) for Prime Rate Advances, 1.50% for Eurodollar Advances, and 0.125% for the Facility Fee; and if not, then*

> *(iv) **if**, on any date of determination, the following is met: the Leverage Ratio is greater than 2.00 to 1.0 and less than or equal to 2.50 to 1.0, **then** the Applicable Margin during the fiscal quarter following the date of determination, expressed as a rate per annum, shall be (0.125%) for Prime Rate Advances, 1.75% for Eurodollar Advances, and 0.25% for the Facility Fee; and if not, then*

> *(v) **if**, on any date of determination, the following is met: the Leverage Ratio is greater than 2.50 to 1.0, **then** the*

Applicable Margin during the fiscal quarter following the date of determination, expressed as a rate per annum, shall be (0.25%) for Prime Rate Advances, 2.00% for Eurodollar Advances, and 0.25% for the Facility Fee.

For Eurodollar Advances, the Applicable Margin for a Loan Year applies both to (i) Advances made during the current Loan Year and (ii) Advances outstanding during the current Loan Year that were made during a prior Loan Year.

*If the interest rate changes hereunder because of a change in the Applicable Margin, interest shall accrue at the changed rate beginning the first day of the month after the earlier of the date on which the Company provides, or by which it was required to provide, pursuant to Section 8.01(d) of this Agreement, the financial information necessary to determine the Applicable Margin. The Applicable Margin in effect from the Closing Date through the delivery of the Compliance Certificate for the period ending September 30, 2004 shall be determined based upon Pricing Level 2 as set forth in **clause (ii)** above.*

ARTICLE 3

Intentionally Reserved

ARTICLE 4

NOTES AND NOTE PAYMENTS; GUARANTIES

4.01. **Revolving Credit Notes.** The Advances made by each Lender under Section 2.03(a) with respect to the Revolving Credit Loan shall be evidenced by promissory notes (the "**Revolving Credit Note(s)**") of the Company, which Revolving Credit Notes shall (i) be dated the date hereof, (ii) be in the amount of each Lender's Revolving Credit Commitment, (iii) be payable to the order of each Lender at each Lender's Lending Office, (iv) bear interest in accordance with Section 2.05, and (v) be in the form of Exhibit B attached hereto, with blanks appropriately completed in conformity with this Loan Agreement. Notwithstanding the face principal amount of the Revolving Credit Note, the amount of principal actually owing on the Revolving Credit Note at any given time shall be the aggregate of all Advances theretofore made to the Company hereunder, less all payments of principal theretofore actually received hereunder by each Lender.

4.02. **Swing Line Notes.** The Swing Line Principal Debt owed to the Swing Line Lender shall be evidenced by a Swing Line Note, payable to the Swing Line Lender in the stated principal amount of the Swing Line Subfacility. The Company shall repay each Swing Line Loan on the earlier to occur of (i) the date demand is made by Swing Line Lender, provided that demand shall not be made prior to the date that is ten (10) Business Days after the Swing Line Loan is made, or (ii) the Termination Date.

4.03. **Principal Payments.** The unpaid principal amount of the Revolving Credit Note shall be due and payable on the Termination Date.

4.04. **Prepayments.**

(a) **Optional Prepayments.** The Company may prepay the principal of any Note then outstanding, in whole or in part, at any time or from time to time, on one (1) Business Day's notice for Prime Rate Advances and three (3) Business Days' notice for Eurodollar Advances, each such notice to be received by Administrative Agent not later than 10:00 a.m. on such Business Day; provided, however, that (i) each prepayment of less than the full outstanding principal balance of any Note shall be in an amount equal to $25,000 or an integral multiple thereof, (ii) if Company prepays the principal of any Eurodollar Advance on any date other than the last day of the Interest Period applicable thereto, Company shall make the payments required by Section 5.01(e).

(b) **Mandatory Prepayments**.

(i)   On any date of determination, if the unpaid principal balance of the Revolving Credit Loan exceeds the Revolving Credit Commitments, then the Company shall immediately prepay the Revolving Credit Loan in at least the amount of such excess, together with (A) all accrued and unpaid interest on such principal prepaid, and (B) any amounts payable pursuant to Section 5.01 arising as a result thereof.

(ii)   Immediately upon the receipt thereof, the Company shall prepay the unpaid principal balance of the Revolving Credit Loan in an amount equal to each Lenders Pro Rata Share of 100% of the Net Cash Proceeds of any Equity Issuance; provided however that, the mandatory prepayment under this clause (b)(ii) shall exclude any Net Cash Proceeds from any Equity Issuances under the Company's stock option plan.

(b)   General Prepayment Provisions. Any prepayment of a Note hereunder shall be (i) made together with interest accrued (through the date of the prepayment) on the principal amount prepaid, and (ii) applied first to accrued interest and then to principal.

4.05.   Payment of Interest on the Notes.

(a)   Revolving Credit Notes. Interest on the unpaid principal amount of each Prime Rate Advance under each Revolving Credit Note shall be payable quarterly as it accrues on the first (1st) Business Day of each January, April, July, and October hereafter, commencing October 1, 2004, and at the Termination Date. Interest on any Eurodollar Advance shall be payable at the end of the applicable Interest Period and at the Termination Date; *provided however*, that if any Interest Period for any Eurodollar Advance exceeds three months, interest shall also be payable on the respective dates that fall every three months after the beginning of such Interest Period.

(b)   Recapture Rate. If, on any interest payment date, Administrative Agent does not receive interest on the Notes computed (as if no Maximum Rate limitations were applicable) at the applicable contract rate selected by the Company pursuant to Section 2.05, because the applicable contract rate selected or desired to be selected by the Company exceeds or has exceeded the Maximum Rate, then the Company shall, upon the written demand of Administrative Agent, pay to Administrative Agent, in addition to interest otherwise required hereunder, on each interest payment date thereafter, the Excess Interest Amount (hereinafter defined) calculated as of such later interest payment date; provided, however, that in no event shall the Company be required to pay, for any appropriate computation period, interest at a rate exceeding the Maximum Rate effective during such period. The term "*Excess Interest Amount*" means, on any date, the amount by which (a) the amount of all interest that would have accrued before that date on the principal of a Note (had the applicable contract rate(s) selected or desired to be selected by the Company at all times been in effect, without limitation by the Maximum Rate) exceeds (b) the aggregate amount of interest actually paid to Administrative Agent on the particular Note on or before that date.

4.06.   Computation of Interest Rates. Subject to applicable usury laws, interest shall be calculated on the basis of a year of 360 days and the actual number of days elapsed for Eurodollar Advances and on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed for Prime Rate Advances. All past-due principal and accrued and unpaid interest shall bear interest from maturity until paid at the rate provided for in Section 2.05(b).

4.07.   Manner and Application of Payments. All payments of principal of, and interest on, any Note to or for the account of the Lenders shall be made by the Company to Administrative Agent before 2:00 pm. (Central Standard time), on the due date, in Federal or other immediately available funds at Administrative Agent's Lending Office without condition or deduction for any counterclaim, defense, recoupment or setoff. If the principal of, or any installment of the principal or interest on, a Note, or any Commitment Fee, Facility Fee, Administrative Fee, or any other required fee under this Loan Agreement becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day. The Company shall designate whether payments made on the Notes, prior to a default thereunder, are to be applied to principal or interest payments and Administrative Agent shall so apply those payments. If the Company fails to designate how a payment will be applied, or after an Event of Default or Potential Default occurs, all payments made on any Note shall be credited, to the extent of the amount thereof, in the following manner: (i) first, against the amount of interest accrued and unpaid on the Notes, as of the date of payment; (ii) second, against all principal (if any) due and owing on the Notes, as of the date of payment; (iii) third, as a prepayment of outstanding Prime Rate Advances under the Notes; and (iv) fourth, as a prepayment of outstanding Eurodollar Advances under the Notes. The

Company shall select Prime Rate Advances and Eurodollar Advances to be repaid in a manner designated to minimize the Consequential Loss, if any, resulting from those payments; and provided further that, if the Company fails to select the Prime Rate Advances or Eurodollar Advances to which payments are to be applied, or if an Event of Default has occurred and is continuing at the time of payment, then Administrative Agent may apply the payment to the Prime Rate Advances or Eurodollar Advances in a manner that Administrative Agent believes in its sole discretion, minimizes the Consequential Loss.

4.08. **Lending Office**. Each Lender may (a) designate its principal office or a foreign branch, subsidiary or affiliate of such Lender as its lending office (and the office to whose accounts payments are to be credited) for any Eurodollar Advance, (b) designate its principal office or a domestic branch, subsidiary or affiliate as its lending office (and the office to whose accounts payments are to be credited) for any Prime Rate Advance, and (c) change its lending offices from time to time by notice to the Company. In such event, such Lender shall continue to hold the Notes evidencing its loans for the benefit and account of such foreign branch, subsidiary or affiliate. Each Lender shall be entitled to fund all or any portion of the Loans in any manner that it deems appropriate, but for the purposes of this Loan Agreement each Lender shall, regardless of such Lender's actual means of funding, be deemed to have funded its Loans in accordance with the interest option from time to time selected by the Company for such Advance.

4.09. **Taxes.** The Company shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or under the Loan Documents or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or the other Loan Documents (hereinafter referred to as "**Other Taxes**"). The Company shall indemnify each Lender for the full amount of any and all present or future taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto (hereinafter referred to as "**Taxes**"), or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 4.09) paid by such Lender or Administrative Agent any liability (including penalties and interest) arising therefrom or with respect thereto, whether or not the Taxes or Other Taxes were correctly or legally asserted, but the Company shall have no responsibility for each Lenders' income taxes. This indemnification shall be made within 30 days from the date any Lender or Administrative Agent makes written demand therefor. Without prejudice to the survival of any other agreement of the Company hereunder, the agreements and obligations of Company contained in this Section 4.09 shall survive the payment in full of principal and interest hereunder and under the other Loan Documents.

4.10. **Guaranties.** Payment of the Notes and payment and performance of the obligations and indebtedness of the Company under the Loan Documents shall be guaranteed by each member of the Obligated Group (except the Company) (collectively, the "**Guarantors**"), pursuant to the terms of the guaranty agreements (herein referred to as the "**Guaranty Agreement**"), the form of which is attached hereto as Exhibit F.

4.11 **Sharing of Payments by Lenders.** If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it, resulting in such Lender's receiving payment of a proportion of the aggregate amount of such Loans greater than its Pro Rata Share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, *provided that*:

(i)   if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)   the provisions of this Section shall not be construed to apply to (x) any payment made by the Company pursuant to and in accordance with the express terms of this Loan Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Company or any Subsidiary thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

4.12   Obligations of Lenders Several.   The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swing Line Loans and to make payments pursuant to Section 12.16(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 12.16(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 12.16(c).


ARTICLE 5

SPECIAL PROVISIONS FOR EURODOLLAR ADVANCES


5.01.   Special Provisions for Eurodollar Advance.

(a)   Inadequacy of Eurodollar Pricing.   If with respect to an Interest Period for any Eurodollar Advance, any Lender determines that the Eurodollar Rate as determined by that Lender will not adequately and fairly reflect the cost to that Lender of maintaining or funding the Eurodollar Advance for such Interest Period, then Administrative Agent shall forthwith give notice thereof to Company, whereupon until Administrative Agent notifies Company that the circumstances giving rise to the suspension no longer exist, (a) the obligations of the Lenders to make Eurodollar Advances shall be suspended and (b) Company shall either (i) repay in full the then-outstanding principal amount of the Eurodollar Advances, together with accrued interest thereon on the last day of the then current Interest Period applicable to the Eurodollar Advances, or (ii) convert the Eurodollar Advances to Prime Rate Advances in accordance with Section 2.03(c) of this Loan Agreement on the last day of the then-current Interest Period applicable to each of the Eurodollar Advances.

(b)   Illegality of Eurodollar Advances.   If, after the date of this Loan Agreement, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency shall make it unlawful or impossible for any Lender to make, maintain or fund its Eurodollar Advances, such Lender shall forthwith give notice thereof to Administrative Agent and the Company. Before giving any notice pursuant to this Subsection, such Lender shall designate a different Eurodollar lending office if the designation will avoid the need for giving the notice and will not be otherwise disadvantageous to such Lender (as determined in good faith by such Lender). Upon receipt of the notice, Company shall either (i) repay in full the then outstanding principal amount of the Eurodollar Advance, together with accrued interest thereon, or (ii) convert the Eurodollar Advance to a Prime Rate Advance, on either (a) the last day of the then current Interest Period applicable to the Eurodollar Advance if such Lender may lawfully continue to maintain and fund the Eurodollar Advance to that day or (b) immediately if any Lender may not lawfully continue to fund and maintain the Eurodollar Advance to that day.

(c)   Increased Costs for Eurodollar Advances.   If, after the date hereof, any Governmental Authority, central bank or other comparable authority, at any time imposes, modifies or deems applicable any reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System but excluding any reserve requirement included in the Eurodollar Reserve Requirement), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, or shall impose on any Lender (or its Eurodollar lending office) or the Interbank Eurodollar market any other condition affecting its Eurodollar Advances, the Notes or its obligation to make Eurodollar Advances; and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining its Eurodollar Advances, or to reduce the amount of any sum received or receivable by such Lender under this Loan Agreement, or under the Notes, by an amount deemed by any Lender to be material, then, within five (5) days after demand by such Lender, Company shall pay to such Lender such additional amount or amounts as will compensate such Lender for the increased cost or reduction. Such Lender will use good faith and reasonable efforts to designate a different lending office for Eurodollar Advances of such Lender if the designation will avoid the need for, or reduce the amount of, the compensation and will not, in the sole opinion of such Lender, be disadvantageous to such Lender (provided that such Lender has no obligation to so designate a lending office located in the United States of America). A certificate of such Lender claiming compensation under this Section and setting forth in reasonable detail the computation of the additional amount or amounts to be paid to it hereunder is conclusive in the absence of manifest error. If such Lender demands compensation under this <u>Section</u>, then Company may at any time, on giving at least five (5) Business Days' prior notice to such Lender, either (i) repay in full the then outstanding Eurodollar Advances, together with accrued interest thereon to the date of prepayment or (ii) convert the Eurodollar Advances to a Prime Rate Advance in accordance with the provisions of this Loan Agreement.

                    (d)   **Effect on Prime Rate Advances.** If notice has been given pursuant to <u>Section 5.01(a)</u> or <u>Section 5.01(b)</u> requiring the Eurodollar Advances to be repaid or converted, then until such Lender notifies the Company the circumstances giving rise to the repayment no longer apply, all Advances shall be Prime Rate Advances. If such Lender notifies the Company that the circumstances giving rise to the repayment no longer apply, Company may thereafter select Advances to be Eurodollar Advances in accordance with <u>Section 2.03(c)</u> of this Loan Agreement.

                    (e)   **Payments Not At End of Interest Period.** If Company makes any payment of principal with respect to any Eurodollar Advance on any day other than the last day of an Interest Period applicable to the Eurodollar Advance, then Company shall reimburse such Lender on demand the Consequential Loss incurred by such Lender as a result of the timing of the payment; *provided however,* that the Company shall not be required to reimburse such Consequential Loss if Lenders require the payment on a day other than the last day of an Interest Period because of the occurrence of an event specified in <u>Section 5.01(a) (b)</u> or <u>(c)</u> and the occurrence of such event is beyond the control of the Company**.**   A certificate of such Lender setting forth in reasonable detail the basis for the determination of the amount of Consequential Loss shall be delivered by such Lender to the Company, and shall, in the absence of manifest error, be conclusive and binding. Any conversion of a Eurodollar Advance to a Prime Rate Advance on any day other than the last day of the Interest Period for the Eurodollar Advance shall be deemed a payment for purposes of this <u>Section</u>.


ARTICLE 6

REPRESENTATION AND WARRANTIES


        To induce the Lenders to make the Loans hereunder, the Company or the appropriate Obligated Group member, as appropriate, represents and warrants to the Lenders that:

        6.01.   **Organization and Good Standing.** The Company and each of its Subsidiaries that is a corporation is duly organized and existing in good standing under the laws of the state or country of its incorporation, is duly qualified as a foreign corporation and in good standing in all states in which it is doing business and has the corporate power and authority to own its properties and assets and to transact the business in which it is engaged and is or will be qualified in those states wherein it proposes to transact business in the future. Subsidiaries that are not corporations have a comparable status appropriate to their form.

        6.02.   **Authorization and Power.** The Company and each member of the Obligated Group has the corporate power and requisite authority to execute, deliver and perform this Loan Agreement, the Notes and the other Loan Documents to be executed by them; the Company and each member of the Obligated Group is duly authorized to, and has taken all corporate action necessary to authorize the Company and each member of the Obligated Group, as appropriate, to, execute, deliver and perform this Loan Agreement, the Notes and such other Loan Documents executed by them and is and will continue to be duly authorized to perform this Loan Agreement, the Notes and such other Loan Documents.

        6.03.   **No Conflicts or Consents.** Neither the execution and delivery of this Loan Agreement, the Notes or the other Loan Documents, nor the consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and provisions hereof or with the terms and provisions thereof, will contravene or materially conflict with any provision of law, statute or regulation to which the Company or any member of the Obligated Group is subject, or any judgment, license, order or permit applicable to the Company or any member of the Obligated Group, or any indenture, loan agreement, mortgage, deed of trust, or other agreement or instrument to which the Company or any member of the Obligated Group is a party or by which the Company or any member of the Obligated Group may be bound, or to which the Company or any member of the Obligated Group may be subject, or violate any provision of the Charter or Bylaws of the Company or any member of the Obligated Group. No consent, approval, authorization or order of any court or governmental authority or third party is required in connection with the execution and delivery by the Company or any member of the Obligated Group of the Loan Documents or to consummate the transactions contemplated hereby or thereby.

6.04. **Enforceable Obligations.** This Loan Agreement, the Notes and the other Loan Documents are the legal and binding obligations of the Company and any signatory member of the Obligated Group, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights.

6.05. **No Liens.** Except for Permitted Liens, all of the properties and assets of the Company and its Subsidiaries (that are members of the Obligated Group) are free and clear of all mortgages, liens, encumbrances and other adverse claims of any nature, and such corporations have and will have good and marketable title to such properties and assets.

6.06. **Financial Condition.** The Company has delivered to Administrative Agent copies of the consolidated balance sheet of the Company and its Consolidated Subsidiaries as of December 31, 2003, and the related consolidated statements of income, stockholders' equity and changes in financial position for the year ended such date, certified by independent certified public accountants acceptable to Administrative Agent; such financial statements are true and correct, fairly present the financial condition of the Company and its Consolidated Subsidiaries as of such date and have been prepared in accordance with GAAP applied on a basis consistent with that of prior periods; as of the date hereof, there are no obligations, liabilities or indebtedness (including contingent and indirect liabilities and obligations or unusual forward or long-term commitments) of the Company or any of its Consolidated Subsidiaries which are (separately or in the aggregate) material and are not reflected in such financial statements, except the Indebtedness permitted herein; no changes having a Material Adverse Effect have occurred in the financial condition or business of Company or any of its Consolidated Subsidiaries since June 30, 2004.

6.07. **Full Disclosure.** There is no material fact that the Company has not disclosed to Lender which could have a Material Adverse Effect on the properties, business, prospects or condition (financial or otherwise) of the Company or any of its Subsidiaries. Neither the financial statements referred in Section 6.06, nor any certificate or statement delivered herewith or heretofore by the Company to Administrative Agent in connection with negotiations of this Loan Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary to keep the statements contained herein or therein from being misleading.

6.08. **No Default.** No event has occurred and is continuing which constitutes an Event of Default or Potential Default.

6.09. **Material Agreements.** Neither the Company nor any of its Subsidiaries is in default in any material respect under any loan agreement, indenture, mortgage, security agreement or other material agreement or obligation to which it is a party or by which any of its properties is bound.

6.10. **Pending Litigation.** Except as set forth on Exhibit P, There are no actions, suits or legal, equitable, arbitration or administrative proceedings pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that would, if adversely determined, have a Material Adverse Effect, except as described in the Company's December 31, 2003, year-end financial statements (the "**Significant Litigation**"). The amount(s) of any judgment(s) resulting from the Significant Litigation (if adversely determined) are fully insured (less customary deductibles) by one or more binding and enforceable insurance policies in favor of the Company and its Subsidiaries, which policies are issued in accordance with the provisions of this Loan Agreement, or adequate reserves to satisfy them are reflected on the balance sheet.

6.11. **Regulatory Defects.** Except as described in the Company's December 31, 2003 year-end financial statements, the Company has not received notice of, or is aware of, any Regulatory Defects (as defined in Section 6.16, below).

6.12. **Use of Proceeds; Margin Stock.** The proceeds of the Loans will be used by the Company solely for the purposes specified in the preamble. None of such proceeds will be used to purchase or carry any "margin stock" as defined in Regulation U of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 221 and 207), or to reduce or retire any indebtedness originally incurred to purchase or carry a margin stock or for any other purpose that might constitute this transaction a "purpose credit" within the meaning of such Regulation U. The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stocks.

Neither the Company nor any Person acting on behalf of the Company has taken or will take any action that might cause the Notes or any of the other Loan Documents, including this Agreement, to violate Regulations U or any other regulations of the Board of Governors of the Federal Reserve System or to violate Section 7 of the Securities Exchange Act of 1934 or any rule or regulation thereunder, in each case as now in effect or as the same may hereinafter be in effect. The Company and its Subsidiaries own no "margin stock" except for that described in the financial statements referred to in <u>Section 6.06</u> and, as of the date hereof, the aggregate value of all "margin stock" owned by the Company and its Subsidiaries does not exceed 25% of all of the value of all of the Company's and its Subsidiaries' assets.

6.13.   <u>No Financing of Corporate Takeovers</u>. No proceeds of the Loans will be used to acquire any security in any transaction that is subject to Section 13 or 14 of the Securities Exchange Act of 1934, including particularly (but without limitation) Section 13(d) and 14(d) thereof.

6.14.   <u>Taxes</u>. All tax returns required to be filed by the Company or any Subsidiary in any jurisdiction have been filed and all taxes (including mortgage recording taxes), assessments, fees and other governmental charges upon the Company or any Subsidiary or upon any of its or their properties, income or franchises have been paid prior to the time that such taxes could give rise to a lien thereon, other than such taxes as are being contested in good faith by the Company or any Subsidiary, and with respect to which the Company or its respective Subsidiary has made appropriate reserves for the payment of such taxes, including, appropriate reserves for any penalty or interest which might arise as a result of such contest and/or late payment. There is no proposed tax assessment against the Company or any Subsidiary and there is no basis for such assessment.

6.15.   <u>Principal Office, Etc.</u> The principal office and place of business of the Company is at 1502 East Walnut, Seguin, Texas 78155. The Company maintains its principal records and books at that address.

6.16.   <u>Compliance with Law</u>. The Company and its Subsidiaries are in compliance with all laws, rules, regulations, orders and decrees applicable to the Company or any Subsidiary, or its or their properties, including without limitation and to the extent applicable, the Interstate Commerce Act, as amended, the violation of which would have a Material Adverse Effect (collectively, "**Applicable Laws**"). Any breach, violation or notice of violation, made or claimed by a Governmental Authority, of any Applicable Laws is sometimes referred to as a "**Regulatory Defect**".

6.17.   <u>Government Regulation</u>. The Company is not subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act or the Investment Company Act of 1940 (as any of the preceding acts have been amended), or any other law (other than Regulation X) that regulates the incurring by the Company of indebtedness, including without limitation, laws relating to common contract carriers or the sale of electricity, gas, steam, water or other public utility services.

6.18.   <u>Insider</u>. The Company is not, and no Person having "control" (as that term is defined in 12 U.S.C. §375(b) (5) or in regulations promulgated pursuant thereto) of the Company is, an "executive officer", "director", or "person who directly or indirectly or in concert with one or more persons owns, controls, or has the power to vote more than 10% of any class of voting securities" (as those terms are defined in 12 U.S.C. §375(b) or in regulations promulgated pursuant thereto) of any Lender, of the bank holding company of which any Lender is a subsidiary, or of any subsidiary of the bank holding company of which any Lender is a subsidiary, or of any bank at which any Lender maintains a correspondent account, or of any bank which maintains a correspondent account with any Lender.

6.19.   <u>No Subsidiaries</u>. Except for the Subsidiaries described on <u>Exhibit G</u>, the Company has not formed or acquired any Subsidiary.

6.20.   <u>Representations and Warranties</u>. Each Request For Advance shall constitute, without the necessity of specifically containing a written statement, a representation and warranty by the Company that no Event of Default or Potential Default exists and that all representations and warranties contained in this <u>Article 6</u> or in any other Loan Document are true and correct at and as of the date the Advance is to be made.

6.21.   <u>Survival of Representations, Etc.</u> All representations and warranties by the Company herein shall survive delivery of the Notes and the making of the Revolving Credit Loan, and any investigation at any time made by or on behalf of Administrative Agent or any Lender shall not diminish their right to rely thereon.

ARTICLE 7

CONDITIONS PRECEDENT

7.01. **Initial Advance.** The obligation of Lender(s) to make the initial Advance hereunder (that is, this Loan Agreement is not effective, and the Company may not request any Advance after the date hereof, without satisfaction of these conditions) is subject to the condition precedent that, on or before the date of the Advance, Administrative Agent shall have received the following, each dated as of the date of such Advance, in form and substance satisfactory to Administrative Agent and its counsel, and each of the Lenders:

(a) **Payments To Lender.** The Company has paid to Administrative Agent (i) all fees to be received pursuant to this Loan Agreement or any other Loan Document, including all Commitment Fees, Administrative Fee and Facility Fees, to the extent owed, (ii) all third party costs incurred in connection with the Loans, including an amount equal to the estimated attorney's fees, costs and out-of-pocket expenses of Lenders' and Administrative Agents' counsel incurred in connection with the preparation, execution and delivery of the Loan Documents and the consummation of the transactions contemplated thereby; and

(b) **Delivery Of Documents.** Administrative Agent has received counterparts of each of the documents listed on Exhibit A, where appropriate to be duly executed by the proper signatory and, including the Guaranties, dated as of the date of the Advance, and each in form and substance satisfactory to Administrative Agent;

(c) **Certificates.** Certificates of existence and good standing for Company and each member of the Obligated Group issued by the Secretary of State and Comptroller of Public Accounts of the state of incorporation, each dated within thirty (30) days of this Agreement; and

(d) **Additional Information.** Such other documents, instruments and information as may reasonably be required by Administrative Agent and of the Lenders or their respective counsel including, without limitation, information regarding litigation, tax, accounting, labor, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, and contingent liabilities of the Company and its Subsidiaries.

7.02. **All Advances.** The obligation of Lenders to make any Advance under this Loan Agreement (including the initial Advance) is subject to satisfaction of the following conditions precedent:

(a) **No Defaults.** As of the date of the making of the Advance, there exists no Event of Default or Potential Default.

(b) **Compliance with Loan Agreement.** The Company shall have performed and complied with all agreements and conditions contained herein that are required to be performed or complied with by the Company before or at the date of the Advance.

(c) **No Material Adverse Change.** As of the date of making the Advance, no change has occurred since June 30, 2004 in the business or financial condition of the Company or any of its Subsidiaries that has a Material Adverse Effect.

(d) **Request For Advance.** Administrative Agent has received from the Company and property completed, executed Request For Advance in the form of Exhibit D or Exhibit E, as appropriate, executed by any authorized officer or director of the Company.

(e) **Compliance Certificate.** Administrative Agent shall have received from the Company a Compliance Certificate, in the form of Exhibit J, signed by the President, Chief Financial Officer, Controller or Vice President - Administration of the Company, all of the statements of which shall be true and correct, certifying that, as of the date thereof, (i) all of the representations and warranties contained in this Loan Agreement and each of the Loan Documents executed by the Company are true and correct, (ii) no event has occurred and is continuing, or would result from the Advance, which constitutes an Event of Default or Potential Default, and (iii) such other facts as Lender may reasonably request.

(f) **Representations and Warranties.** The representations and warranties contained in Article 6 are true in all respects on the date of making of the Advance, with the same force and effect as though made on and as of that date.

(g) **Bankruptcy Proceedings.** No proceeding or case under the United States Bankruptcy Code shall have been commenced by or against the Company or any other member of the Obligated Group.

(h) **Other Proceedings.** As of the date of the Advance, no action, suit, investigation or proceeding shall be pending or threatened in any court or before any arbitrator or Governmental Authority that, if determined adversely to the Company or any member of the Obligated Group, could have a Material Adverse Effect.

ARTICLE 8

AFFIRMATIVE COVENANTS

So long as the Lenders have any commitment to make Advances hereunder, and until payment in full of the Notes and the performance of the Obligation, the Company agrees that (unless Required Lenders shall otherwise consent in writing):

8.01. **Financial Statements, Reports and Documents.** The Company shall deliver to Administrative Agent, the following:

(a) **Quarterly Statements**. As soon as available and in any event within forty-five (45) days after the end of each of the first three fiscal quarters of the Company, copies of the consolidated, Company-prepared statements of the Company and its Consolidated Subsidiaries as of the end of such fiscal period, that includes a balance sheet as of the end of the quarterly fiscal period, and statements of income and retained earnings of the Company and its Consolidated Subsidiaries for that period and for the portion of the Fiscal Year ending with that period, in each case setting forth in comparative form the figures for the corresponding period of the preceding fiscal year, all in reasonable detail, and a statement of shareholder's equity, and certified by the President, Vice President - Controller, or Vice President - Administration of the Company as being true and correct and as having been prepared in accordance with GAAP, subject to year-end audit and adjustments;

(b) **Annual Statements.** As soon as available and in any event within one hundred twenty (120) days after the close of each Fiscal Year of the Company, copies of the consolidated (and, on a Company-prepared, unaudited basis, consolidating) balance sheet of the Company and its Consolidated Subsidiaries as of the close of such Fiscal Year and statements of income and retained earnings and changes in cash flows of the Company and its Consolidated Subsidiaries for such fiscal year, in each case setting forth in comparative form the figures for the preceding fiscal year. The financial statements required to be delivered in connection with this Section 8.01(b) shall be audited and, therefore, shall be accompanied by an opinion thereon (which shall not be qualified by reason of any limitation imposed by the Company) of an independent public accounting firm of recognized standing selected by the Company and satisfactory to Administrative Agent, to the effect that such financial statements have been audited and prepared in accordance with GAAP consistently maintained and applied (except for changes in which such accountants concur) and that the examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, includes such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(c) **SEC and Other Reports.** Promptly upon their becoming available, one copy of each financial statement, report, notice or proxy statement sent by Company to stockholders generally and of each regular or periodic report, registration statement or prospectus filed by Company with any securities exchange or the Securities and Exchange Commission or any successor agency (including 10-K and 10-Q reports), and of any order issued by any Governmental Authority in any proceeding to which Company is a party;

(d) **Compliance Certificate.** Within forty-five (45) days after the end of each first three fiscal quarters of the Company, and concurrent with the delivery of the annual financial statements that must delivered pursuant to Section 8.01(b), a certificate executed by the President, Chief Financial Officer, Controller or Vice President-Administration of the Company, stating that a review of the activities of the Company and its

Consolidated Subsidiaries during that fiscal quarter has been made under the officer's supervision and that the Company and its Consolidated Subsidiaries have performed each and every obligation and covenant contained herein and are not in default under any of the same or, if a default has occurred, specifying the nature and status thereof, and setting forth a computation in reasonable detail as of the end of the period covered by such statements, of compliance, to the extent required, with Sections 8.14, 8.15, 8.16, 8.17, and 8.18 in addition to the foregoing, and within 120 days after the close of each fiscal year of the Company, the President, Vice President - Controller, or Vice President - Administration of the Company shall certify to Administrative Agent in writing that there is no condition or event that would constitute a Potential Default or an Event of Default under any of the terms or provisions of this Agreement (insofar as any of those terms or provisions pertain to accounting or financial matters) and, if any such condition or event then exists, specifying the nature and period of existence thereof. The compliance certificates described in this Section 8.01 shall be in substantially the form of the attached Exhibit J;

(e) **Additional Reports.** The Company shall cause its legal counsel to deliver to Administrative Agent, within one hundred twenty (120) days after the end of each calendar year, a letter summarizing the status of all material pending litigation involving or affecting the Company or its Consolidated Subsidiaries or any of their assets. The Company shall have satisfied this requirement if it furnishes to Administrative Agent a letter comparable to and consistent with that furnished by the Company's counsel to the Company's outside auditors in response to an audit inquiry covering the same calendar year.

(f) **Permitted Acquisitions.** Not less than five (5) Business Days prior to the closing of any Acquisition, the Company shall deliver to Administrative Agent a certificate in the form of Exhibit Q dated on or immediately prior to the date of the Acquisition, executed by the President or a Vice President of the Company (i) confirming that all representations and warranties set forth in the Loan Documents continue to be true and correct in all material respects immediately prior to and after giving effect to the Acquisition and the transactions contemplated thereby, and, for any Acquisition in which the total consideration is equal to or greater than $5,000,000, certifying pro forma financial statements of the Company and its Consolidated Subsidiaries demonstrating compliance with the covenants set forth in Sections 8.14, 8.15, 8.16, and 8.18 (as if the business, assets or Person acquired had been acquired since the first (1st) day of the period for which such pro forma financial statements are delivered and had been managed and conducted in accordance with the Company's standard business practices) for the prior four (4) fiscal quarters of the Company and its Consolidated Subsidiaries.

(g) **Other Information.** Such other information concerning business, properties or financial condition of the Company as Administrative Agent shall reasonably request.

8.02. Payment of Taxes and Other Indebtedness. The Company shall, and shall cause each of its Subsidiaries to, pay and discharge (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any property belonging to it, before delinquent, (ii) all lawful claims (including claims for labor, materials and supplies), which, if unpaid, might become a Lien upon any of its property and (iii) all of its other Indebtedness, except as prohibited hereunder; provided, however, that the Company and each of its Subsidiaries shall not be required to pay any such tax, assessment charge or levy if and so long as the amount, applicability or validity thereof is currently contested in good faith by appropriate proceedings and appropriate accruals and reserves therefor have been established in accordance with GAAP.

8.03. Maintenance of Existence and Rights; Conduct of Business. The Company shall, and shall cause each other member of the Obligated Group to, preserve and maintain its corporate existence and all of its rights, privileges and franchises necessary or desirable in the normal conduct of its business, and conduct its business in an orderly and efficient manner consistent with good business practices and in accordance with all valid regulations and orders of any Governmental Authority.

8.04. Notice of Default. The Company shall furnish to Administrative Agent, immediately upon becoming aware of the existence of any condition or event that constitutes an Event of Default or Potential Default, a written notice specifying the nature and period of existence thereof and the action which the Company is taking or proposes to take with respect thereto.

8.05. Other Notices. The Company shall promptly notify Administrative Agent (a) to the extent that it would have a Material Adverse Effect on a member of the Obligated Group or to the Consolidated Subsidiaries in the aggregate, of (i) any change in financial condition or business, and (ii) any default under any material agreement, contract or other instrument to which the Person is a party or by which any of its properties are bound, or any acceleration of the maturity of any Indebtedness owing by the Company or any Subsidiary, (b) of any claim against or affecting the Company or any Subsidiary, or any of their properties, or any actual or potential contingent liabilities, involving an amount or amounts, in the aggregate, exceeding $2,500,000, and (c) of the commencement of, and any material determination in, any litigation with any third party or any proceeding before any Governmental Authority affecting the Company or any Subsidiary involving an amount or amounts, in the aggregate, exceeding $2,500,000, other than any claim or litigation referred to in (b) and (c) which is fully insured (less customary deductibles and self insured retention limits) by one or more binding and enforceable insurance policies in favor of the Company or its Subsidiaries, which policies are issued in accordance with provisions of this Loan Agreement.

8.06. **Compliance with Loan Documents.** The Company shall promptly comply with any and all covenants and provisions of this Loan Agreement, the Notes and all other of the Loan Documents.

8.07. **Compliance with Material Agreements.** The Company shall, and shall cause each of its Subsidiaries to, comply in all material respects with all material agreements, indentures, mortgages or documents binding on it or affecting its properties or business.

8.08. **Operations and Properties.** The Company shall, and shall cause each of its operating Subsidiaries to, act prudently and in accordance with customary industry standards in managing or operating its assets, properties, business and investments; the Company shall, and shall cause each of its Subsidiaries to, keep in good working order and condition, ordinary wear and tear excepted, all of its assets and properties which are necessary to the conduct of its business.

8.09. **Books and Records; Access.** The Company shall give any representative of Administrative Agent or any other Lender (unless the Company's prior consent is obtained, any non-Lender employee representative shall be accompanied by an Administrative Agent or Lender employee) access during all business hours to, and permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of the Company and relating to its affairs, and to inspect any of the properties of the Company. Subject to applicable laws, including laws regulating the supervision of Lenders, in general, Lenders shall not communicate to others any trade secrets or proprietary information of the Company, except as may occur in connection with any litigation or other legal proceedings or transfers of rights hereunder. The Company shall, and shall cause each of its Subsidiaries to, maintain complete and accurate books and records of its transactions in accordance with good accounting practices.

8.10. **Compliance with Law.** The Company shall comply with all applicable laws, rules, regulations, and all orders of any Governmental Authority applicable to it or any of its property, business operations or transactions, a breach of which could have a Material Adverse Effect on the Company's or any of its Subsidiaries' or any Obligated Group member's financial condition, business or credit.

8.11. **Insurance.** The Company shall, and shall cause each of its Subsidiaries to, maintain worker's compensation insurance, liability insurance, business interruption insurance, and insurance on its properties, assets and business, now owned or hereafter acquired, against such casualties, risks and contingencies, and in such types and amounts, as are consistent with customary practices and standards of companies engaged in similar businesses and as approved by Administrative Agent, which approval shall not be unreasonably denied. If any of the foregoing coverages are not customary in Europe, then the Company shall cause to be obtained and maintained for any Consolidated Subsidiary based in Europe the customary equivalent, so long as it provides to Lender reasonable evidence that those coverages are appropriate.

8.12. **Authorizations and Approvals.** The Company shall, and shall cause each of its Subsidiaries to, promptly obtain, from time to time at its own expense, all such governmental licenses, authorizations, consents, permits and approvals required to enable it to comply with its obligations hereunder and under the other Loan Documents.

8.13. **Further Assurances.** The Company shall, and shall cause each of its Subsidiaries to, make, execute or endorse, and acknowledge and deliver or file or cause the same to be done, all such vouchers, invoices, notices, certifications and additional agreements, undertakings, or other assurances, and take and all such other action, as Lender may, from time to time, deem reasonably necessary or proper in connection with the Loan Agreement or any of the other Loan Documents and the obligations of the Company hereunder or thereunder.

8.14. **Minimum Fixed Charge Coverage Ratio.** The Company shall at all times maintain a minimum Fixed Charge Coverage Ratio of not less than 1.25 to 1.00.

8.15. **Minimum Consolidated Tangible Net Worth.** The Company shall at all times maintain a minimum Consolidated Tangible Net Worth of (a) $109,500,000; plus (b) fifty percent (50%) of Net Income in each subsequent fiscal year beginning with the fiscal year ending December 31, 2005, such addition to be calculated effective as of June 30 of each fiscal year based on the audited financial statements for the immediately preceding fiscal year beginning June 30, 2006 (*provided* *however* that if Net Income is less than zero for any fiscal year, for purposes of this Section 8.15 such sum will be deemed to have been zero for such fiscal year); plus (c) 100% of the net proceeds of any Equity Issuance after the date hereof.

8.16. **Leverage Ratio.** The Company, as of any date during the term hereof, shall maintain a ratio of Consolidated Funded Debt to Operating Cash Flow not exceeding 3.25 to 1.00.

8.17. **ERISA Compliance.** The Company shall (a) at all times, make prompt payment of all contributions required under all Plans and required to meet the minimum funding standard set forth in ERISA with respect to its Plans; (b) within thirty (30) days after the filing thereof, furnish to Administrative Agent on Administrative Agent's written request, with sufficient copies for Administrative Agent, of each annual report/return (Form 5500 Series), as well as all schedules and attachments required to be filed with the Department of Labor and/or the IRS pursuant to ERISA, and the regulations promulgated thereunder, in connection with each of its Plans for each Plan Year; (c) notify Administrative Agent immediately of any fact, including, but not limited to, any Reportable Event arising in connection with any of its Plans, that might constitute grounds for termination thereof by the PBGC or for the appointment by the appropriate United States District Court of a trustee to administer the Plan, together with a statement, if requested by Administrative Agent, of the reason therefor and the action, if any, proposed to be taken with respect thereto; and (d) furnish to Administrative Agent, upon its request, such additional information concerning any of its Plans as may be reasonably requested.

8.18. **Minimum Asset Coverage Ratio.** The Company, as of any date during the term hereof, shall maintain a minimum Asset Coverage Ratio of 3.00 to 1.00.

ARTICLE 9

NEGATIVE COVENANTS OF OBLIGATED GROUP

So long as Lenders have any commitment to make Advances hereunder, and until payment in full of the Notes and the performance of the Obligation, each member of the Obligated Group agrees that (unless Required Lenders shall otherwise consent in writing):

9.01. **Limitation on Indebtedness.** Except as noted in the second paragraph of this Section 9.01, no member of the Obligated Group will incur, create, contract, waive, assume, have outstanding, guarantee or otherwise be or become liable, directly or indirectly, or both, in respect of, any Indebtedness, except (i) Indebtedness arising out of this Loan Agreement, (including the Guaranties of the Guarantors as listed on Exhibit N) (ii) Indebtedness secured by the Permitted Liens, (iii) current liabilities for taxes and assessments incurred in the ordinary course of business, (iv) current amounts payable or accrued of other claims (other than for borrowed funds or purchase money obligations) incurred in the ordinary course of business, provided that all such liabilities, accounts and claims shall be promptly paid and discharged when due or in conformity with trade terms, (v) Indebtedness of the Obligated Group as reflected in the audited consolidated financial statement of the Company and its Consolidated Subsidiaries as of June 30, 2004, (iv) the Indebtedness disclosed to Lenders as indicated on the attached Exhibit M, and (v) Indebtedness in respect of any Financial Hedge.

Notwithstanding the foregoing and, specifically, the parenthetical exclusion contained in subparagraph (iv) above, the Obligated Group, as a whole, or any member or combination of members of the Obligated Group, may incur during the term of this Commitment, new Indebtedness For Borrowed Money (including, without limitation, purchase money Indebtedness) (the "*New Indebtedness*") not exceeding $5,000,000, in the aggregate. The foregoing $5,000,000 aggregate limitation on New Indebtedness during the term of this Loan Agreement shall apply to the entire Obligated Group and shall be calculated based on the aggregate dollar value of New Indebtedness incurred by all members of the Obligated Group, but shall exclude New Indebtedness that is assumed or guaranteed by an Obligated Group member, so long as the aggregate of such assumed or guaranteed New Indebtedness for all

Obligated Group members does not exceed $5,000,000 outstanding at any point in time. The foregoing restrictions on the incurrence of New Indebtedness shall not prohibit any Subsidiary that is not a member of the Obligated Group from incurring New Indebtedness, so long as no member of the Obligated Group is a co-maker, surety or guarantor of that New Indebtedness (except for the $5,000,000 allowance) permitted above.

9.02.   Negative Pledge. No member of the Obligated Group will create or suffer to exist any mortgage, pledge, security interest, conditional sale or other title retention agreement, charge, encumbrance or other Lien (whether such interest is based on common law, statute, other law or contract) upon any of its property or assets including, but not limited to, capital stock of the domestic subsidiaries of Company, now owned or hereafter acquired, except for Permitted Liens, nor will any member of the Obligated Group enter into any other negative pledge agreements with any other Persons.

9.03.   Limitation on Investments. Neither the Obligated Group as a whole nor any member or combination of members of the Obligated Group, shall make or have any Investments except for, (i) investments disclosed in the Company's June 30, 2004, financial statements, (ii) investments in marketable securities in an aggregate amount not to exceed $8,000,000, with no single investment security representing more than forty percent (40%) of the total, (iii) Temporary Cash Investments, (iv) such other Cash Equivalent Investments approved by Administrative Agent from time to time, (v) loans to officers, directors and employees pursuant to a stock option or retirement plan not exceeding $1,000,000, in the aggregate at any time outstanding, (vi) Investments consisting of trade advances in the ordinary course of business to any Subsidiary of a member of the Obligated Group excluding any trade advance to any Foreign Subsidiary that is more than one hundred eighty (180) days from the date of the original invoice evidencing such trade advance, (vii) Investments by one member of the Obligated Group in another member of the Obligated Group, and (viii) Investments in any Person or Persons that is not a member of the Obligated Group in an amount not to exceed $5,000,000, in the aggregate (such $5,000,000 aggregate limitation shall apply to the entire Obligated Group and shall be calculated based on the total dollar value of the Investment of all members of the Obligated Group in any Person or Persons that is not a member of the Obligated Group).

9.04.   Repurchase of Shares. The Company shall make no expenditures for repurchases of its capital stock in an amount in excess of $20,000,000, in the aggregate, during the term hereof after the execution of this Agreement. The foregoing $20,000,000 aggregate limitation on repurchases of the Company's capital stock shall be calculated based on the aggregate dollar value of capital stock repurchases made by the Company.

9.05.   Limitations on Sale of Properties. Except for the transactions, the terms of which have been previously approved by Lenders, disclosed on Schedule K, no member of the Obligated Group shall (a) sell, assign, convey, exchange, lease or otherwise dispose of any of its properties, rights, assets or business, whether now owned or hereafter acquired, except in the ordinary course of its business and for a fair consideration; or (b) sell, assign or discount any accounts receivable, other than discount or forgive a portion of one or more accounts receivable in the ordinary course of business to settle a disputed or other account considered by the respective member of the Obligated Group to be uncollectible.

9.06.   Fiscal Year and Accounting Method. No member of the Obligated Group will, nor will any such member permit any of its Subsidiaries to, change its fiscal year or method of accounting other than as may be permitted by GAAP.

9.07.   Liquidation, Mergers, Consolidations, and Dispositions of Substantial Assets. No member of the Obligated Group shall dissolve or liquidate, or become a party to any merger or consolidation, or sell, transfer, lease, or otherwise dispose of all or any substantial part of its property or assets or business; provided, however, that the foregoing shall not operate to prevent:

(i)   Mergers or consolidations of any member of the Obligated Group into the Company or of any member of the Obligated Group into another member of the Obligated Group or a sale, transfer or lease of assets by any member of the Obligated Group to any other member of the Obligated Group, so long as, after giving effect to the merger or consolidation, the Company shall be in full compliance with the terms of this Loan Agreement; or

(ii)   A merger of any Person into any member of the Obligated Group; provided, however, that such member of the Obligated Group shall be the surviving or continuing Person and, after giving effect to the merger or consolidation, the Company shall be in full compliance with the terms of this Loan Agreement.

9.08. **Lines of Business.** No member of the Obligated Group shall, directly or indirectly, engage in any business significantly and materially different from those in which it is presently engaged or substantially alter its method of doing business.

9.09. **Guaranties.** No member of the Obligated Group shall become or be liable in respect of any Guaranty, except (i) Guaranties as reflected in the audited consolidated financial statement of the Company and its Consolidated Subsidiaries as of December 31, 2003, (ii) the Guaranties disclosed to Lenders as indicated on the attached Exhibit M, including renewals, extensions, and increases thereof, provided that increases of all Guaranties permitted hereunder shall not exceed $1,000,000 in the aggregate during the term of this Agreement, and (iii) Guaranties permitted under Section 9.01.

9.10. **Limitation of Liens.** The Obligated Group will not create or permit to exist any Lien on any of its real or personal properties, assets or rights of whatsoever nature (whether now owned or hereafter acquired), except:

> (a) Liens in favor of the Lenders arising under the Loan Documents; and

> (b) Permitted Liens.

9.11. **Limitation on Acquisitions**. The Company will not, and will not permit any Consolidated Subsidiary to, purchase or otherwise acquire all or substantially all of the assets or any stock of any class, or any partnership or joint venture interest in, any other Person other than a Permitted Acquisition. For the fiscal year 2004, the acquisition of the assets of Rousseau Holding, S.A. shall not be included in the acquisition amounts used to determine total acquisition for the fiscal year.

9.12. **Limitation on Capital Expenditures.** Except for Capital Expenditures for assets acquired pursuant to a Permitted Acquisition, the Obligated Group will not incur, make, create, contract, assume, have outstanding, guarantee or otherwise be or become liable, directly or indirectly, for, in the aggregate, any Capital Expenditure exceeding $10,000,000 in any fiscal year.

ARTICLE 10

EVENTS OF DEFAULT

10.01. **Events of Default.** An "**Event of Default**" shall exist if any one or more of the following events (herein collectively called "**Events of Default**") occurs and is continuing:

> (a) the Company shall fail to pay when due any principal of any Note;

> (b) the Company shall fail to pay when due any interest on any Note or shall fail to pay when due any fee, expense or other payment required hereunder, and that failure continues uncured for five (5) days after the due date;

> (c) any representation or warranty made under this Loan Agreement, or any of the other Loan Documents, or in any certificate or statement furnished or made to Administrative Agent and Lenders pursuant hereto or in connection herewith or with the Revolving Credit Loan hereunder, shall prove to be untrue or inaccurate in any material respect as of the date on which such representation or warranty is made, if a Material Adverse Effect would result;

> (d) default shall occur in the performance of any of the covenants or agreements of the Company or any Subsidiary contained herein, or in any of the other Loan Documents; provided, however, and notwithstanding the foregoing, if the Company defaults in the observance of the covenants set forth in Sections 8.14, 8.15, 8.16, or 8.18, the Company shall have (30) days after the breach thereof within which to cure such default, but there is no duty upon Administrative Agent to notify the Company of any such default;

> (e) default shall occur in the payment of any Indebtedness of the Company or any Subsidiary or default shall occur in respect of any note, loan agreement or credit agreement relating to any such Indebtedness and such default shall continue for more than the period of grace, if any, specified therein; or any such Indebtedness

shall become due before its stated maturity by acceleration of the maturity thereof or shall become due by its terms and shall not be promptly paid or extended, if a Material Adverse Effect would result;

(f)   any of the Loan Documents shall cease to be legal, valid, binding agreements enforceable against any party executing the same in accordance with the respective terms thereof or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide the respective liens, security interest, rights, titles, interest, remedies, powers or privileges intended to be created thereby;

(g)   to the extent that Administrative Agent believes in good faith that a Material Adverse Effect would result, the Company or any Subsidiary shall (i) apply for or consent to the appointment of a receiver, trustee, custodian, intervenor or liquidator of itself or of all or a substantial part of its assets, (ii) file a voluntary petition in bankruptcy or admit in writing that it is unable to pay its debts as they become due, (iii) make a general assignment for the benefit of creditors, (iv) file a petition or answer seeking reorganization of an arrangement with creditors or to take advantage of any bankruptcy or insolvency laws, (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or (vi) take corporate action for the purpose of electing any of the foregoing;

(h)   to the extent that Administrative Agent believes in good faith that a Material Adverse Effect would result, an involuntary petition or complaint shall be filed against the Company or any Subsidiary seeking bankruptcy or reorganization of the Company or such Subsidiary, or the appointment of a receiver, custodian, trustee, intervenor or liquidator of the Company or such Subsidiary, or all or substantially all of its assets, or an order, order for relief, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition or complaint seeking reorganization of the Company or any Subsidiary or appointment of a receiver, custodian, trustee, intervenor or liquidator of the Company or any Subsidiary, or of all or substantially all of its assets;

(i)   any final judgment(s) for the payment of money in excess of the sum of $250,000 in the aggregate shall be rendered against the Company or any Subsidiary and such judgment or judgments shall not be satisfied or discharged at least ten (10) days prior to the date on which any of its assets could be lawfully sold to satisfy such judgment or shall not be fully insured (less customary deductibles) under one or more binding and enforceable policies of insurance issued in favor of the Company or any Subsidiary which are issued in accordance with the terms of this Loan Agreement; or

(j)   there shall occur any change in the condition (financial or otherwise) of the Company or any Subsidiary which, in Required Lenders' reasonable opinion, has a Material Adverse Effect.

10.02.   Remedies Upon Event of Default. If an Event of Default occurs and is continuing, then Administrative Agent shall, at the request of the Required Lenders exercise any one or more of the following rights and remedies, and any other remedies provided in any of the Loan Documents, as Administrative Agent, at the request of the Required Lenders, in its sole discretion, deems necessary or appropriate: (i) terminate the Commitments to lend hereunder, (ii) declare the principal of, and all interest then accrued on, the Notes and any other liabilities hereunder to be forthwith due and payable, whereupon the same shall forthwith become due and payable without presentment, demand, protest, notice of default, notice of acceleration or of intention to accelerate or other notice of any kind, all of which the Company hereby expressly waives, anything contained herein or in the Notes to the contrary notwithstanding, (iii) reduce any claim to judgment, and/or (iv) without notice of default or demand, pursue and enforce any of Lenders' rights and remedies under the Loan Documents, or otherwise provided under or pursuant to any applicable law or agreement; provided, however, that if any Event of Default specified in Section 10.01(g) or (h) occurs, the principal of, and all interest on, the Notes and other liabilities hereunder shall thereupon become due and payable concurrently therewith, and Lenders' obligations to lend shall immediately terminate hereunder, without any further action by Lenders and without presentment, demand, protest, notice of default, notice of acceleration or of intention to accelerate or other notice of any kind, all of which the Company hereby expressly waives.

10.03.   Performance by Lender. If the Company fails to perform any covenant, duty or agreement contained herein or in any of the Loan Documents, Administrative Agent may, at its option, perform or attempt to perform such covenant, duty or agreement on behalf of the Company. In such event, the Company shall, at Administrative Agent's request, promptly pay any amount expended by Administrative Agent or any Lender in such performance or attempted performance to Lender at its Lending Office, together with interest thereon at the highest lawful rate from the date of the expenditure until paid. Notwithstanding the foregoing, it is expressly understood that Administrative Agent or any Lender assumes no liability or responsibility for the performance of any duties of the Company hereunder or under any of the Loan Documents or other control over the management and affairs of the Company.


ARTICLE 11

AGENT


11.01.   Appointment and Authority.

Each of the Lenders hereby irrevocably appoints Bank of America to act on its behalf as Administrative Agent hereunder and under the other Loan Documents and authorizes Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 11 are solely for the benefit of Administrative Agent and the Lenders, and neither the Company nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

11.02.   Rights as a Lender. The Person serving as Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not Administrative Agent and the term "**Lender**" or "**Lenders**" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Company or any Subsidiary or other Affiliate thereof as if such Person were not Administrative Agent hereunder and without any duty to account therefor to the Lenders.

11.03.   Exculpatory Provisions. Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, Administrative Agent:

(a)   shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(b)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c)   shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Affiliates that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity.

Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 12.01 and 10.02) or (ii) in the absence of its own gross negligence or willful misconduct. Administrative Agent shall be deemed not to have knowledge of any Event of Default unless and until notice describing such Event of Default is given to Administrative Agent by the Company or a Lender.

Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Loan Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Loan Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article 7 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Administrative Agent.

11.04. Reliance by Administrative Agent.

Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender, Administrative Agent may presume that such condition is satisfactory to such Lender unless Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan or the issuance of such Letter of Credit. Administrative Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

11.05. Delegation of Duties. Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub agents appointed by Administrative Agent. Administrative Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub agent and to the Related Parties of Administrative Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

11.06. Resignation of Administrative Agent. Administrative Agent may at any time give notice of its resignation to the Lenders and the Company. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Company, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if Administrative Agent shall notify the Company and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (2) all payments, communications and determinations provided to be made by, to or through Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Company to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 12.16 shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as issuer of Letters of Credit and Swing Line Lender. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring issuer of Letters of Credit and Swing Line Lender, (b) the retiring issuer of Letters of Credit and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (c) the successor issuer of Letters of Credit shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangement satisfactory to the retiring issuer of Letters of Credit to effectively assume the obligations of the retiring Administrative Agent with respect to such Letters of Credit.

11.07. **Non-Reliance on Administrative Agent and Other Lenders.** Each Lender acknowledges that it has, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Loan Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Loan Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

11.08. **Administrative Agent May File Proofs of Claim.** In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Administrative Agent shall have made any demand on the Company) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligation that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and Administrative Agent under Sections 2.03 and 12.16) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to Administrative Agent and, in the event that Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of Administrative Agent and its agents and counsel, and any other amounts due Administrative Agent under Sections 2.02 and 12.16.

Nothing contained herein shall be deemed to authorize Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligation or the rights of any Lender or to authorize Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

11.09. **Guaranty Matters.** The Lenders irrevocably authorize Administrative Agent, at its option and in its discretion to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder.

Upon request by Administrative Agent at any time, the Required Lenders will confirm in writing Administrative Agent's authority to release any Guarantor from its obligations under the Guaranty pursuant to this Section 11.09.

11.10. **Agents.** None of the Lenders identified in this Agreement as "*Documentation Agent*" shall have any rights, powers, obligations, liabilities, responsibilities, or duties under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders so identified as a "*Documentation Agent*" shall have or be deemed to have any fiduciary relationship with any Lender.

ARTICLE 12

MISCELLANEOUS

12.01. **Modification.** The provisions of this Loan Agreement and of each of the other Loan Documents may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Company and Required Lenders; provided, however,

      (a)   that no such amendment, modification or waiver which would modify this Section, change the definition of "Required Lenders," reduce any fees described in Article 2, release any party to a Loan Document or any material collateral security (except as otherwise specifically provided in any Loan Document), or extend any Termination Date or the maturity of any of the Notes, shall be made without the consent of each Lender; or

      (b)   that no such amendment, modification or waiver which would extend the due date for, or reduce the amount of, any scheduled repayment or prepayment of principal of or interest on any Loan (or reduce the principal amount of or rate of interest on any Loan) shall be made without the consent of the holder of the Note evidencing such Loan.

      (c)   that no such amendment, modification or waiver which would affect adversely the interests, rights or obligations of Administrative Agent, in its capacity as Administrative Agent, shall be made without consent of Administrative Agent.

      (d)   that any amendment, modification or waiver that purports (subject to Section 2.01(b) or otherwise) to increase any Commitment or Pro Rata Share of any Lender or add a Lender as a new Lender pursuant to Section 2.01(b) must be by an instrument in writing executed by such existing Lender or such new Lender and the consent of the Required Lenders in that instance is not necessary.

No failure or delay on the part of Administrative Agent or any Lender in exercising any power or right under this Loan Agreement or any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on Company or any Person in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by Lender under this Loan Agreement or any other Loan Document shall, except as may be otherwise stated in such waiver or approval, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transaction. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

12.02. **Accounting Terms and Reports.** All accounting terms not specifically defined in this Loan Agreement shall be construed in accordance with GAAP consistently applied on the basis used by the Company in prior years. All financial reports furnished by the Company to Administrative Agent pursuant to this Loan Agreement shall be prepared in such form and such detail as shall be satisfactory to Administrative Agent shall be prepared on the same basis as those prepared by the Company in prior years and shall be the same financial reports as those furnished to the Company's officers and directors.

12.03. **Waiver.** No failure to exercise, and no delay in exercising, on the part of Administrative Agent or any Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any other right. The rights of the Lenders hereunder and under the Loan Documents shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Loan Agreement, the Notes or any Loan Documents, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

12.04. **Payment of Expenses.** The Company agrees to pay all costs and expenses of Administrative Agent (including, without limitation, the reasonable attorneys' fees of Lenders' legal counsel and all filing fees) incurred by Administrative Agent in connection with the preservation and enforcement of and Lenders' rights under this Loan Agreement, the Notes, and/or the other Loan Documents, and all reasonable costs and expenses of Lenders (including, without limitation, the reasonable fees and expenses of Lenders' respective legal counsel) in connection with the negotiation, preparation, execution and delivery of this Loan Agreement, the Notes, and the other Loan Documents and any and all amendments, modifications and supplements thereof or thereto.

12.05. **Notices.**

(a)   **Notices Generally**. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to the Company, Administrative Agent, or any Lender, to the address, telecopier number, electronic mail address or telephone number specified for such Person as follows;

(A)   the Company:

P.O. Drawer 649
Seguin, Texas 78156
Attention: Mr. Robert H. George
Fax No. (210) 372-9683
Email: bgeorge@alamo-group.com

(B)   Administrative Agent:

231 South LaSalle Street
Chicago, Illinois 60697
Attention: Suzanne M. Paul
Fax No. (877) 206-8435
Email: Suzanne.m.paul@bankofamerica.com

(C)   Bank of America, N.A.

300 Convent, 5th Floor
Post Office Box 300
San Antonio, Texas 78291
Attention: Mr. Stevens E. Warrick
Fax No. (210) 270-5569
Email: steven.warrick@bankofamerica.com

(D)   Chase Bank

1020 N.E. Loop 410
San Antonio, Texas 78209
Attention: Mr. Mark. V. Harris
Fax No. (210) 829-6109
Email: mark.harris@chase.com

(E)   Guaranty Bank

301 Congress Avenue
Suite 300
Austin, Texas 78701
Attention: Joseph N. Petet
Fax No.: 512-320-1041
Email: joe.petet@guarantygroup.com

(F)   Administrative Agent as Letter of Credit Issuer

Bank of America
Mail Code: CA9-703-19-23
333 S. Beaudry Ave.

Los Angeles CA 90017-1466
Attention: Tai Anh Lu
Fax No. 213.345.6684
Email: tai_ahn.lu@bankofamerica.com

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b) **Electronic Communications**. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e mail and internet or intranet websites) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article 2 if such Lender has notified Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Administrative Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) **Change of Address, Etc**. Each of the Company, Administrative Agent, and the Swing Line Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Company, Administrative Agent, and the Swing Line Lender.

(d) **Reliance by Administrative Agent and Lenders**. Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Request for Advance) purportedly given by or on behalf of the Company even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Company shall indemnify Administrative Agent, each Lender, and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Company. All telephonic notices to and other telephonic communications with Administrative Agent may be recorded by Administrative Agent, and each of the parties hereto hereby consents to such recording.

12.06. **Governing Law.** This Loan Agreement has been prepared, is being executed and delivered, and is intended to be performed in the State of Texas, and the substantive laws of such state and the applicable federal laws of the United States of America shall govern the validity, construction, enforcement and interpretation of this Loan Agreement and all of the other Loan Documents.

12.07. **Choice of Forum; Consent to Service of Process.** Any suit, action or proceeding against the Company with respect to this Loan Agreement, the Notes or any judgment entered by any court in respect thereof, may be brought in the courts of the State of Texas, County of Bexar or in the United States courts located in the Western District of the State of Texas, as Administrative Agent in its sole discretion may elect and the Company hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. The Company hereby irrevocably consents to the service of process any suit, action or proceeding in said court by the mailing thereof by Administrative Agent by registered or certified mail, postage prepaid, to its address set forth in Section 12.05. The Company hereby irrevocably waives any objections which it may now or hereafter have to placing venue of any suit, action or proceeding arising out for relating to this Loan Agreement or any Note brought in the courts located in the State of Texas, County of Bexar and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

12.08. **Invalid Provisions.** If any provision of any Loan Document is held to be illegal, invalid or unenforceable under present or future laws during the term of this Loan Agreement, such provision shall be fully severable; such Loan Document shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of such Loan Document; and the remaining provisions of such Loan Document shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from such Loan Document. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added as part of such Loan Document a provision mutually agreeable to the Company and Lender as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

12.09. **Maximum Interest Rate.** Regardless of any provision contained in any of the Loan Documents, Lenders shall never be entitled to receive, collect or apply as interest on the Notes any amount in excess of the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Obligations is paid in full, any remaining excess shall forthwith be paid to the Company. In determining whether or not the interest paid or payable under any specific contingency exceeds the Maximum Rate, the Company and Lenders shall, to the maximum extent permitted under applicable law, (i) characterize any nonprincipal payment as an expense, fee or premium rather than as interest; (ii) exclude voluntary prepayments and the effects thereof; and (iii) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Notes so that the interest rate is uniform throughout the entire term; provided that, if the Notes are paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the Maximum Rate, Lender shall refund to the Company the amount of such excess or credit the amount of such excess against the principal amount of the Notes and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of the Maximum Rate.

12.10. **Successors and Assigns.**

(a) **Successors and Assigns Generally**. The provisions of this Loan Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Company nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section, (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Loan Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, and, to the extent expressly contemplated hereby, the Related Parties of each of Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Loan Agreement.

(b) **Assignments by Lenders**. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Loan Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this subsection (b), participations in Letters of Credit and in Swing Line Loans at the time owing to it); provided that

> (i) except in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of

the Trade Date, shall not be less than $1,000,000 unless each of Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Company otherwise consents (each such consent not to be unreasonably withheld or delayed);

(ii)   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Loan Agreement with respect to the Loans or the Commitment assigned, except that this <u>clause (ii)</u> shall not apply to rights in respect of Swing Line Loans;

(iii)   any assignment of a Commitment must be approved by Administrative Agent and the Swing Line Lender unless the Person that is the proposed assignee is itself a Lender (whether or not the proposed assignee would otherwise qualify as an Eligible Assignee); and

(iv) the parties to each assignment shall execute and deliver to Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, and the Eligible Assignee, if it shall not be a Lender, shall deliver to Administrative Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by Administrative Agent pursuant to <u>subsection (c)</u> of this <u>Section</u>, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Loan Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Loan Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Loan Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of <u>Sections 4.09</u>, <u>5.01</u>, <u>12.16</u> with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Company (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Loan Agreement that does not comply with this subsection shall be treated for purposes of this Loan Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with <u>subsection (d)</u> of this <u>Section</u>.

(c)   **Register**. Administrative Agent, acting solely for this purpose as an agent of the Company, shall maintain at Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "**Register**"). The entries in the Register shall be conclusive, and the Company, Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Loan Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Company at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender wishing to consult with other Lenders in connection therewith may request and receive from Administrative Agent a copy of the Register.

(d)   **Certain Pledges**. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Loan Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; <u>provided that</u> no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e)   **Electronic Execution of Assignments.** The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(f)   **Resignation as Issuer of Letters of Credit or Swing Line Lender after Assignment.** Notwithstanding anything to the contrary contained herein, if at any time Bank of America assigns all of its Commitment and Loans pursuant to <u>subsection (b)</u> above, Bank of America may, (i) upon thirty (30) days' notice to the Company and the Lenders, resign as issuer of Letters of Credit and/or (ii) upon thirty (30) days' notice to the

Company, resign as Swing Line Lender. In the event of any such resignation as issuer of Letters of Credit or Swing Line Lender, the Company shall be entitled to appoint from among the Lenders a successor issuer of Letters of Credit or Swing Line Lender hereunder; provided, however, that no failure by the Company to appoint any such successor shall affect the resignation of Bank of America as issuer of Letters of Credit or Swing Line Lender, as the case may be. If Bank of America resigns as issuer of Letters of Credit, it shall retain all the rights and obligations of the issuer of Letters of Credit hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as issuer of Letters of Credit and all Letter of Credit Exposure with respect thereto. If Bank of America resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation.

12.11. Article 15.10(b). The Company and Lenders hereby agree that, except for Article 15.10(b) thereof, the provisions of Chapter 15 of Title 79 of the Revised Civil Statutes of Texas, 1925, as amended (regulating certain revolving credit loans and revolving triparty accounts) shall not apply to the Loan Documents.

12.12. Entirety. The Loan Documents embody the entire agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof and thereof.

12.13. Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Loan Agreement.

12.14. Survival. All representations and warranties made by the Company herein shall survive delivery of the notes and the making of the Loans.

12.15. No Third Party Beneficiary. The parties do not intend the benefits of this Agreement to inure to any third party, nor shall this Agreement be construed to make or render any Lender liable to any materialman, supplier, contractor, subcontractor, purchaser or lessee of any property owned by the Company, or for debts or claims accruing to any such persons against the Company. Notwithstanding anything contained herein or in the notes, or in any other Loan Document, or any conduct or course of conduct by any or all of the parties hereto, before or after signing this Agreement or any of the other Loan Documents, neither this Agreement nor any other Loan Document shall be construed as creating any right, claim or cause of action against any Lender, or any of its officers, directors, agents or employees, in favor of any materialman, supplier, contractor, subcontractor, purchaser or lessee of any property owned by the Company, nor to any other person or entity other than Company.

12.16 Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. The Company shall pay (i) all reasonable out of pocket expenses incurred by Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Loan Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), and in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (ii) all out of pocket expenses incurred by Administrative Agent or any Lender (including the fees, charges and disbursements of any counsel for Administrative Agent or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Loan Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made hereunder, including all such out of pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) INDEMNIFICATION BY THE COMPANY. THE COMPANY SHALL INDEMNIFY ADMINISTRATIVE AGENT (AND ANY SUB-AGENT THEREOF), EACH LENDER, AND EACH RELATED PARTY OF ANY OF THE FOREGOING PERSONS (EACH SUCH PERSON BEING CALLED AN "**INDEMNITEE**") AGAINST, AND HOLD EACH INDEMNITEE HARMLESS FROM, ANY AND ALL LOSSES, CLAIMS, DAMAGES, LIABILITIES AND RELATED EXPENSES (INCLUDING THE FEES, CHARGES AND DISBURSEMENTS OF ANY COUNSEL FOR ANY INDEMNITEE, INCURRED BY ANY INDEMNITEE OR ASSERTED AGAINST ANY INDEMNITEE BY ANY THIRD PARTY OR BY THE COMPANY OR ANY OTHER LOAN PARTY ARISING OUT OF, IN CONNECTION WITH, OR AS A RESULT OF (I) THE EXECUTION OR DELIVERY OF THIS LOAN AGREEMENT, ANY OTHER LOAN DOCUMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR THEREBY, THE PERFORMANCE BY THE PARTIES HERETO OF THEIR RESPECTIVE OBLIGATIONS HEREUNDER OR THEREUNDER OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, (II) ANY LOAN

OR THE USE OR PROPOSED USE OF THE PROCEEDS THEREFROM (INCLUDING ANY REFUSAL TO HONOR A DEMAND FOR PAYMENT UNDER A LETTER OF CREDIT IF THE DOCUMENTS PRESENTED IN CONNECTION WITH SUCH DEMAND DO NOT STRICTLY COMPLY WITH THE TERMS OF SUCH LETTER OF CREDIT), (III) ANY ACTUAL OR ALLEGED PRESENCE OR RELEASE OF HAZARDOUS MATERIALS ON OR FROM ANY PROPERTY OWNED OR OPERATED BY THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR ANY ENVIRONMENTAL LIABILITY RELATED IN ANY WAY TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR (IV) ANY ACTUAL OR PROSPECTIVE CLAIM, LITIGATION, INVESTIGATION OR PROCEEDING RELATING TO ANY OF THE FOREGOING, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY, WHETHER BROUGHT BY A THIRD PARTY OR BY THE COMPANY OR ANY OTHER LOAN PARTY, AND REGARDLESS OF WHETHER ANY INDEMNITEE IS A PARTY THERETO, **IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE**; PROVIDED THAT SUCH INDEMNITY SHALL NOT, AS TO ANY INDEMNITEE, BE AVAILABLE TO THE EXTENT THAT SUCH LOSSES, CLAIMS, DAMAGES, LIABILITIES OR RELATED EXPENSES (X) ARE DETERMINED BY A COURT OF COMPETENT JURISDICTION BY FINAL AND NONAPPEALABLE JUDGMENT TO HAVE RESULTED FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH INDEMNITEE OR (Y) RESULT FROM A CLAIM BROUGHT BY THE COMPANY OR ANY OTHER LOAN PARTY AGAINST AN INDEMNITEE FOR BREACH IN BAD FAITH OF SUCH INDEMNITEE'S OBLIGATIONS HEREUNDER OR UNDER ANY OTHER LOAN DOCUMENT, IF THE COMPANY OR SUCH LOAN PARTY HAS OBTAINED A FINAL AND NONAPPEALABLE JUDGMENT IN ITS FAVOR ON SUCH CLAIM AS DETERMINED BY A COURT OF COMPETENT JURISDICTION.

(c) **Reimbursement by Lenders**. To the extent that the Company for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to Administrative Agent (or any such sub-agent), or such Related Party, as the case may be, such Lender's Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against Administrative Agent (or any such sub-agent), or against any Related Party of any of the foregoing acting for Administrative Agent (or any such sub-agent). The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.01.

(d) **Waiver of Consequential Damages, Etc**. To the fullest extent permitted by applicable law, the Company shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Loan Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) **Payments**. All amounts due under this Section shall be payable not later than ten (10) Business Days after demand therefor.

(f) **Survival**. The agreements in this Section shall survive the resignation of Administrative Agent, the replacement of any Lender, the termination of the Revolving Credit Commitments and the repayment, satisfaction or discharge of all the other Obligation.

12.17. **Multiple Counterparts.** This Loan Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any of the parties hereto may execute this Loan Agreement by signing any such counterpart.

12.18 **Survival of Representations and Warranties.** All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Administrative Agent and each Lender, regardless of any investigation made by Administrative Agent or any Lender or on their behalf and notwithstanding that Administrative Agent or any Lender may have had notice or knowledge of any Event of Default at the time of any Advance, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

12.19 **USA PATRIOT Act Notice.** Each Lender that is subject to the Act (as hereinafter defined) and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Company that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "**Act**"), it is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow such Lender or Administrative Agent, as applicable, to identify the Company in accordance with the Act.

12.20. **Setoff.** If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Company or any other Loan Party against any and all of the obligations of the Company or such Loan Party now or hereafter existing under this Loan Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Loan Agreement or any other Loan Document and although such obligations of the Company or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify the Company and Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

12.21. **No Oral Agreements.** THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

12.22. **Arbitration and Waiver of Jury Trial**.

(a) *This paragraph concerns the resolution of any controversies or claims between the Company and the Lenders, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this Agreement (including any renewals, extensions or modifications); or (ii) any document related to this Agreement; (collectively a "Claim").*

(b) *At the request of the Company or the Lenders, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U. S. Code) (the "Act"). The Act will apply even though this Agreement provides that it is governed by the law of a specified state.*

(c) *Arbitration proceedings will be determined in accordance with the Act, the applicable rules and procedures for the arbitration of disputes of JAMS or any successor thereof ("JAMS"), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control.*

(d) *The arbitration shall be administered by JAMS and conducted in San Antonio, Texas. All Claims shall be determined by one arbitrator; however, if Claims exceed $5,000,000, upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within 90 days of the demand for arbitration and close within 90 days of commencement and the award of the arbitrator(s) shall be issued within 30 days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional 60 days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed and enforced.*

(e) *The arbitrator(s) will have the authority to decide whether any Claim is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis. For purposes of the application of the statute of limitations, the service on JAMS under applicable JAMS rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this Agreement.*

(f)   This paragraph does not limit the right of the Company or the Lender to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or nonjudicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g)   By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim. Furthermore, without intending in any way to limit this agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim. This provision is a material inducement for the parties entering into this Agreement.

12.23   Payments Set Aside. To the extent that any payment by or on behalf of the Company is made to Administrative Agent or any Lender, or Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any debtor relief law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligation and the termination of this Loan Agreement.

12.24   Restatement of Existing Loan Agreement. The parties hereto agree that, on the Closing Date, after all conditions precedent set forth in Section 7.01 have been satisfied or waived: (a) the Obligation (as defined herein) represents, among other things, the amendment, extension, consolidation, and modification of the "Obligation" (as defined in the Existing Loan Agreement); (b) this Loan Agreement is intended to, and does hereby, restate, renew, extend, amend, modify, supersede, and replace the Existing Loan Agreement; (c) the Revolving Credit Notes executed pursuant to this Loan Agreement amend, renew, extend, modify, replace, substitute for and supersede in their entirety (but do not extinguish, the Indebtedness arising under) the promissory notes issued pursuant to the Existing Loan Agreement; and (d) the entering into and performance of their respective obligations under this Loan Agreement and the transactions evidenced hereby do not constitute a novation.

[SIGNATURES ON NEXT PAGE]

SIGNATURE PAGE
TO
REVOLVING CREDIT LOAN AGREEMENT
(With Letter of Credit Facility)

IN WITNESS WHEREOF, the undersigned have executed this Loan Agreement as of the day and year first above written.

"COMPANY"

ALAMO GROUP INC.,
a Delaware corporation

By:____
Robert H. George
Vice President

**"OTHER OBLIGATED GROUP MEMBERS"**

ALAMO CAPITAL INC.,
a Nevada corporation

By:_____
      Robert H. George
      Vice President - Administration

ALAMO GROUP (IA) INC.,
a Nevada corporation

By:_____
      Robert H. George
      Vice President - Administration

ALAMO GROUP (KS) INC.,
a Kansas corporation

By:_____
      Robert H. George
      Vice President - Administration

ALAMO GROUP (SMC) INC.,
a Nevada corporation

By:_____
      Robert H. George
      Vice President - Administration

ALAMO GROUP (TX) L.P.,
a Delaware limited partnership

By: Alamo Group Holdings, LLC,
     a Delaware limited liability company,
     its General Partner

    By:_____
        Robert H. George
        Vice President - Administration

ALAMO GROUP (USA) INC.,
a Delaware corporation

By:_____
      Robert H. George
      Vice President – Administration

ALAMO GROUP SERVICES INC.,
a Delaware corporation

By:_____
      Robert H. George
      Vice President - Administration

ALAMO GROUP HOLDINGS, L.L.C.,
a Delaware limited liability company

By:_____
      Robert H. George
      Vice President - Administration

ALAMO SALES CORP.,
a Delaware corporation

By:_____
      Robert H. George
      Vice President - Administration

HERSCHEL-ADAMS INC.,
a Nevada corporation

By:_____
      Robert H. George
      Vice President - Administration

M&W GEAR COMPANY,
a Delaware corporation

By:_____
      Robert H. George
      Vice President - Administration

SCHULTE (USA) INC.,
a Florida corporation

By:_____
      Robert H. George
      Vice President - Administration

SCHWARZE INDUSTRIES, INC.,
an Alabama corporation

By:_____
      Robert H. George
      Vice President - Administration

TIGER CORPORATION,
a Nevada corporation

By:_____
      Robert H. George
      Vice President - Administration

**SIGNATURE PAGE TO AMENDED AND RESTATED LOAN AGREEMENT**

"ADMINISTRATIVE AGENT"

BANK OF AMERICA, N.A.

By: _____
     Suzanne M. Paul, Vice President

"LENDERS"

Revolving Credit Commitment   BANK OF AMERICA, N.A.

$25,000,000

By:
Stevens E. Warrick, Senior Vice President

JPMORGAN CHASE BANK

Revolving Credit Commitment

$25,000,000

By:____
Mark V. Harris, Senior Vice President

GUARANTY BANK

Revolving Credit Commitment

$20,000,000

By:__________________________________
Joseph N. Petet, Senior Vice President

<u>List of Exhibits</u>

Exhibit A	-	Closing Documents
Exhibit B	-	Revolving Credit Note
Exhibit C	-	Swing Line Note
Exhibit D	-	Request For Prime Rate Advance
Exhibit E	-	Request For Eurodollar Advance
Exhibit F	-	Form of Guaranty
Exhibit G	-	Subsidiaries
Exhibit H	-	Permitted Liens
Exhibit I	-	Legal Opinions
Exhibit J	-	Compliance Certificate
Exhibit K	-	Pending Asset Sales
Exhibit L	-	Assignment and Acceptance Agreement
Exhibit M	-	Existing Indebtedness
Exhibit N	-	List of Existing Guarantors
Exhibit O	-	Existing Letters of Credit
Exhibit P	-	Litigation
Exhibit Q	-	Permitted Acquisition Certificate

Closing Documents

(1)   Amended and Restated Revolving Credit Agreement.

(2)   Revolving Credit Promissory Notes.

        (a)   Bank of America Note
        (b)   Chase Note
        (c)   Guaranty Note

(3)   Guaranties of each Guarantor.

(4)   Opinion of the Company's Counsel covering the matters set forth on Exhibit "I" attached to the Loan Agreement.

(5)   Request For Advance (described in Section 2.03).

(6)   Officer's Certificate of the Company and of each member of the Obligated Group certifying (i) the truth and accuracy of all representations and warranties contained in the other Loan Documents as of the date of Advance, (ii) that no event has occurred and is continuing, or would result from the Advance, that constitutes a Potential Default or an Event of Default, and (iii) that no change that would cause a Material Adverse Effect has occurred since the date of the financial statements referred to in Section 6.06.

(7)   Resolutions of the Company and of each member of the Obligated Group approving the execution, delivery and performance of the Loan Documents and the transactions contemplated therein, duly adopted by the Company's Board of Directors and accompanied by a certificate of the Secretary of the Company stating that the resolutions are true and correct, have not been altered or repealed and are in full force and effect.

(8)   Incumbency Certificate for the Company and of each member of the Obligated Group certifying the names of the officers authorized to sign each of the Loan Documents to be executed by such Person.

(9)   Certificates of good standing for the Company and each member of the Obligated Group issued by its state of incorporation.

(10)   A copy of the Articles of Incorporation of the Company and each member of the Obligated Group, and all amendments thereto, certified by the state of incorporation, and a copy of the bylaws of the Company and each Obligated Group member, and all amendments thereto, certified by the Secretary of the Company and each Obligated Group member as being true, correct and complete as of the date of such certification.

(11)   Copies of the financial statements referred to in Section 6.06.

(12)   Evidence satisfactory to Lender that the Company and/or the Obligated Group members have obtained the insurance coverages required by the Loan Documents.

(13)   Such other documents and information that are reasonably required by Lender.

REVOLVING CREDIT NOTE

$_____   August 25, 2004

     1.   FOR VALUE RECEIVED, the undersigned, ALAMO GROUP INC., a Delaware corporation (the "**Company**"), agrees and promises to pay to the order of _____, or any other owner and holder of this note (collectively, the "**Lender**"), at Lender's Lending Office (as defined in the Loan Agreement defined below), the principal sum of **[_____ AND NO/100 DOLLARS ($_____)]**, in lawful money of the United States of America, or so much thereof as may be advanced and outstanding from time to time, together with interest on the unpaid principal balance outstanding from time to time at the rates and on the dates set forth herein.

     2.   This note is the Revolving Credit Note issued pursuant to and entitled to the benefits of the Amended and Restated Revolving Credit Agreement dated August 25, 2004, (the "**Loan Agreement**"), executed by and among the Company, Lender and the Subsidiaries of the Company named in the Loan Agreement as members of the "Obligated Group," each of which is a guarantor of the loan evidenced by this Note, as the same may be amended, modified or restated from time to time. Terms defined in the Loan Agreement are used herein with the same meanings. Reference is made to the Loan Agreement for all purposes relating to the terms of this Note, including (i) the obligation of Lender to advance funds hereunder, (ii) the prepayment rights and obligations of the Company and (iii) the events on which the maturity of this Note may be accelerated.

     3.   The unpaid principal amount of, and accrued unpaid interest on, this Note is payable in accordance with the Loan Agreement, but not later than August 25, 2009**.**

     4.   The unpaid principal balance advanced and outstanding hereunder shall bear interest from the date of advance until maturity at the rate per annum provided in the Loan Agreement that is selected by the Company pursuant to the Loan Agreement. The interest rate specified in this section is subject to adjustment under the circumstances described in the Loan Agreement. Interest shall be computed in the manner provided in the Loan Agreement.

     5.   Notwithstanding any provision contained in this Note or any other document executed or delivered in connection with this Note or in connection with the Loan Agreement, the Lender shall never be deemed to have contracted for or be entitled to receive, collect or apply as interest on this Note, any amount in excess of the maximum rate of interest permitted to be charged by applicable law, and, if the Lender ever receives, collects or applies as interest any such excess, then the amount that would be excessive interest shall be applied to reduce the unpaid principal balance of this Note, and, if the principal balance of this Note is paid in full by that application, then any remaining excess shall promptly be paid to the Company. In determining whether the interest paid or payable under any specific contingency exceeds the highest lawful rate, the Company and the Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment (other than payments expressly designated as interest payments hereunder) as an expense or fee rather than as interest, (ii) exclude voluntary prepayments and the effect thereof, and (iii) spread the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout that term.

     6.   If the principal of, or any installment of interest on, this Note becomes due and payable on a day other than a Business Day, then the maturity thereof shall be extended to the next succeeding Business Day. If this Note, or any installment or payment due hereunder, is not paid when due, whether at maturity or by acceleration, or if it is collected through a bankruptcy, probate or other court, whether before or after maturity, then the Company shall pay all costs of collection, including, but not limited to, reasonable attorney's fees incurred by the holder of this Note. All past due principal of, and to the extent permitted by applicable law, interest on this Note shall bear interest until paid at the rate provided in the Loan Agreement.

     7.   The Company and all sureties, endorsers, guarantors and other parties ever liable for payment of any sums payable pursuant to the terms of this Note, jointly and severally waive demand, presentment for payment, protest, notice of protest, notice of acceleration, notice of intent to accelerate, diligence in collection, the bringing of

any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments or changes in any manner of or in this Note or in any of its terms, provisions and covenants, or any releases or substitutions of any security, or any delay, indulgence or other act of any trustee or any holder hereof, whether before or after maturity.

8. All Advances made by Lender, the respective Interest Periods thereof (if applicable), and all repayments of the principal thereof shall be recorded by Lender and, before any transfer hereof, endorsed by Lender on the schedule attached hereto, or on a continuation of the schedule attached to and made a part hereof, provided that the failure of Lender to record any endorsement shall not affect the Obligations of the Company hereunder or under the Loan Agreement.

9. This Note, together with the other Revolving Credit Notes issued on the date hereof pursuant to the Loan Agreement, are being issued in substitution of, and supersede and replace, the "*Revolving Credit Notes*" (as the same may have been amended and replaced to the date hereof) executed and delivered pursuant to the Existing Loan Agreement (as defined in the Loan Agreement). The Indebtedness evidenced by this Note (and the other Revolving Credit Notes issued pursuant to the Loan Agreement) is the renewal, amendment and extension of the revolving credit Indebtedness under the Existing Loan Agreement.

ALAMO GROUP INC.

By:_____

      Robert H. George
      Vice President

EXHIBIT "C"

SWING LINE NOTE

$5,000,000.00   August 25, 2004

1.   FOR VALUE RECEIVED, the undersigned, ALAMO GROUP INC., a Delaware corporation (the "**Company**"), agrees and promises to pay to the order of Bank of America, N.A. or any other owner and holder of this note (collectively, the "**Lender**"), at Lender's Lending Office (as defined in the Loan Agreement defined below), the principal sum of FIVE MILLION DOLLARS ($5,000,000.00), in lawful money of the United States of America, or so much thereof as may be advanced and outstanding from time to time, together with interest on the unpaid principal balance outstanding from time to time at the rates and on the dates set forth herein.

2.   This note is the Swing Line Note issued pursuant to and entitled to the benefits of the Amended and Restated Revolving Credit Agreement dated August 25, 2004, (the "**Loan Agreement**"), executed by and among the Company, Lender and the Subsidiaries of the Company named in the Loan Agreement as members of the "Obligated Group," each of which is a guarantor of the loan evidenced by this Note, as the same may be amended, modified or restated from time to time. Terms defined in the Loan Agreement are used herein with the same meanings. Reference is made to the Loan Agreement for all purposes relating to the terms of this Note, including (i) the obligation of Lender to advance funds hereunder, (ii) the prepayment rights and obligations of the Company and (iii) the events on which the maturity of this Note may be accelerated.

3.   The unpaid principal amount of, and accrued unpaid interest on, this Note is payable in accordance with the Loan Agreement, but not later than the Swing Line Maturity Date

4.   The unpaid principal balance advanced and outstanding hereunder shall bear interest from the date of advance until maturity at the rate per annum provided in the Loan Agreement that is selected by the Company pursuant to the Loan Agreement. The interest rate specified in this section is subject to adjustment under the circumstances described in the Loan Agreement. Interest shall be computed in the manner provided in the Loan Agreement.

5.   Notwithstanding any provision contained in this Note or any other document executed or delivered in connection with this Note or in connection with the Loan Agreement, the Lender shall never be deemed to have contracted for or be entitled to receive, collect or apply as interest on this Note, any amount in excess of the maximum rate of interest permitted to be charged by applicable law, and, if the Lender ever receives, collects or applies as interest any such excess, then the amount that would be excessive interest shall be applied to reduce the unpaid principal balance of this Note, and, if the principal balance of this Note is paid in full by that application, then any remaining excess shall promptly be paid to the Company. In determining whether the interest paid or payable under any specific contingency exceeds the highest lawful rate, the Company and the Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment (other than payments expressly designated as interest payments hereunder) as an expense or fee rather than as interest, (ii) exclude voluntary prepayments and the effect thereof, and (iii) spread the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout that term.

6.   If the principal of, or any installment of interest on, this Note becomes due and payable on a day other than a Business Day, then the maturity thereof shall be extended to the next succeeding Business Day. If this Note, or any installment or payment due hereunder, is not paid when due, whether at maturity or by acceleration, or if it is collected through a bankruptcy, probate or other court, whether before or after maturity, then the Company shall pay all costs of collection, including, but not limited to, reasonable attorney's fees incurred by the holder of this Note. All past due principal of, and to the extent permitted by applicable law, interest on this Note shall bear interest until paid at the rate provided in the Loan Agreement.

7.   The Company and all sureties, endorsers, guarantors and other parties ever liable for payment of any sums payable pursuant to the terms of this Note, jointly and severally waive demand, presentment for payment, protest, notice of protest, notice of acceleration, notice of intent to accelerate, diligence in collection, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments or

changes in any manner of or in this Note or in any of its terms, provisions and covenants, or any releases or substitutions of any security, or any delay, indulgence or other act of any trustee or any holder hereof, whether before or after maturity.

8.   All Advances made by Lender, the respective Interest Periods thereof (if applicable), and all repayments of the principal thereof shall be recorded by Lender and, before any transfer hereof, endorsed by Lender on the schedule attached hereto, or on a continuation of the schedule attached to and made a part hereof, provided that the failure of Lender to record any endorsement shall not affect the Obligations of the Company hereunder or under the Loan Agreement.

9.   This Note is being issued in substitution of, and supersedes and replaces, the "*Swing Line Note*" (as the same may have been amended and replaced to the date hereof) executed and delivered pursuant to the Existing Loan Agreement (as defined in the Loan Agreement). The Indebtedness evidenced by this Note is the renewal, amendment and extension of the revolving credit Indebtedness under the Existing Loan Agreement.

ALAMO GROUP INC.

By:_____
    Robert H. George
    Vice President


EXHIBIT "D"

REQUEST FOR PRIME RATE ADVANCE


1.   Submission Pursuant To Loan Agreement. This Request for Prime Rate Advance is executed and delivered by Alamo Group Inc. ("Company"), to Bank of America, N.A. as Administrative Agent for the Lenders, ("Lender") pursuant to Section 2.03 of the Amended and Restated Revolving Credit Agreement, dated August 25, 2004 between Company and Lender (the "Agreement"). Any capitalized terms used and not defined herein have the meanings assigned to them in the Agreement.

2.   Request For Advance. Company hereby requests that Lender make a Prime Rate Advance to Company pursuant to the Agreement as follows:

☐   Swing Line Note (Note Number _____):

☐   Revolving Credit Note (Note Number _____):

(a)   Amount of Prime Rate Advance:_____.
(b)   Date of Advance: _____.

☐ $_____ of the proceeds of this Advance are being used to make an Acquisition. [Check only if required by the terms of the Loan Agreement]

3.   Representations, Warranties and Certifications. Company hereby represents, warrants, and certifies to Lender that as of the date of the Prime Rate Advance requested herein:

(a)   There exists no Event of Default or any condition which, if uncured, will become an Event of Default.

(b)   Company has performed and complied with all agreements and conditions contained in the Agreement that are required to be performed or complied with by Company.

(c)   The representations and warranties of a continuing nature contained in the Agreement and each of the other Loan Documents are true in all respects, with the same force and effect as though made on and as of the date of the Advance.

4.   Proceeds of Advances. Lender is authorized to deposit the proceeds of the Advance requested hereby, other than an Advance constituting a rollover of an existing Advance, to: _____
                                                                                                                    .

5.   Execution Authorized. This Request for Prime Rate Advance is executed on **[_____, 200__]** , by an authorized officer of Company. Each of the undersigned, in such capacity, hereby certifies each and every matter contained herein to be true and correct.

ALAMO GROUP INC., a Delaware corporation

By:_____
Name:_____
Title:_____

EXHIBIT "E"

REQUEST FOR EURODOLLAR ADVANCE

1.   Submission Pursuant To Loan Agreement. This Request for Request for Eurodollar Advance is executed and delivered by Alamo Group Inc. ("Company"), to Bank of America, N.A., as Administrative Agent for the Lenders ("Lender"), pursuant to Section 2.03 of the Amended and Restated Revolving Credit Agreement, dated August 25, 2004 between Company and Lenders (the "Agreement"). Any capitalized terms used and not defined herein have the meanings assigned to them in the Agreement.

2.   Request For Advance. Company hereby requests that Lender make a Eurodollar Advance to Company pursuant to the Agreement as follows:

☐   Revolving Credit Note (Note Number _____):
     (a)   Amount of Eurodollar Advance: ($_____)

        ☐   Advance

        ☐   Rollover

     (b)   Date of Advance or Rollover of Existing Advance: _____.
     (c)   Eurodollar Interest Period:_____months (one, two, three, or six).
     (d)   Rate quoted by Lender: _____.

☐ $_____ of the proceeds of this Advance are being used to make an acquisition. [Check if required by the terms of the Loan Agreement]

3.   Representations, Warranties and Certifications. Company hereby represents, warrants, and certifies to Lender that as of the date of the Eurodollar Advance requested herein:

     (a)   There exists no Event of Default or any condition which, if uncured, will become an Event of Default.

     (b)   Company has performed and complied with all agreements and conditions contained in the Agreement that are required to be performed or complied with by Company.

     (c)   The representations and warranties of a continuing nature contained in the Agreement and each of the other Loan Documents are true in all respects, with the same force and effect as though made on and as of the date of the Advance.

4.   Proceeds of Advances. Lender is authorized to deposit the proceeds of the Advance requested hereby, other than an Advance constituting a rollover of an existing Advance, to: _____
.

5.   Execution Authorized. This Request for Eurodollar Advance is executed on _____, 20_, by an authorized officer of Company. Each of the undersigned, in such capacity, hereby certifies each and every matter contained herein to be true and correct.

ALAMO GROUP INC., a Delaware corporation

By:_____
Name:_____
Title:_____

EXHIBIT "F"

GUARANTY AGREEMENT

THIS GUARANTY AGREEMENT (this "**Guaranty**") by _____, a _____ (the "**Guarantor**"), is for the benefit of BANK OF AMERICA, N.A., a national banking association, whose mailing address is 300 Convent Street, P.O. Box 300, San Antonio, Texas 78291-0300, as **Administrative Agent** (herein so called) for the **Lenders** (collectively herein so called, and individually, a "**Lender**"), and is made and delivered pursuant to that certain Amended and Restated Revolving Agreement (With Letter of Credit Facility) (the "**Loan Agreement**"), dated August 25, 2004, by and among Alamo Group Inc., a Delaware corporation (the "**Borrower**"), and its subsidiaries that are named therein as members of the "Obligated Group," and the Lenders, as the same may hereafter be amended, modified or restated from time-to-time and at any time. All capitalized terms used but not defined herein shall have the meaning assigned to them in the Loan Agreement.

W I T N E S S E T H:

WHEREAS, Lenders have extended and will extend credit and financial accommodations to the Borrower, in a principal amount not to exceed at any given time, from time-to-time, the Revolving Credit Commitment (collectively, the "**Loans**") pursuant to the terms of the Loan Agreement;

WHEREAS, Guarantor is a wholly-owned subsidiary or an Affiliate (as defined in the Loan Agreement) of the Borrower and will derive direct and indirect economic benefits from the Borrower as a result of the Loans;

NOW, THEREFORE, (i) to induce the Lenders, at any time from time-to-time, to loan monies, without security to or for the account of Borrower, (ii) at the special insistence and request of the Lenders, and (iii) for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Guarantor hereby agrees as follows:

1. Guarantor hereby absolutely and unconditionally guarantees the prompt and punctual payment and performance when due (whether at its maturity, by lapse of time, by acceleration or otherwise) of the Guaranteed Obligations (hereinafter defined). This is a continuing guaranty applicable to and guaranteeing any and all indebtedness, obligations, and liabilities of every kind and character of Borrower to the Lenders, whether now existing or hereafter arising, whether due and owing or to become due and owing, whether joint or several, or joint and several, whether absolute or contingent, as created and evidenced by, and arising under, the Loan Agreement and the Notes, and all renewals, extensions, increases, and rearrangements of such indebtedness, obligations or liabilities, including any and all amounts owing or which may hereafter become owing thereon or in connection therewith, including, without limitation, any and all amounts of principal, interest, attorneys' fees, costs of collection and other amounts owing thereunder (hereinafter collectively called the "**Guaranteed Obligations**").

2. Guarantor hereby waives marshalling of assets and liabilities, sale in inverse order of alienation, notice of acceptance of this Guaranty and of any indebtedness, obligation or liability to which it applies or may apply, and waives presentment and demand for payment thereof, notice of dishonor or nonpayment thereof, notice of intention to accelerate, notice of acceleration, protest, and notice thereof and all other notices and demands, collection or instigation of suit or any other action by Administrative Agent or Lenders in collection thereof, including any notice of default in payment thereof or other notice to, or demand of payment therefor on, any party. Further, Guarantor expressly waives each and every right to which it may be entitled by virtue of the suretyship law of the State of Texas including without limitation, any rights it may have pursuant to Rule 31, Texas Rules of Civil Procedure, Articles 1986 and 1987, Revised Civil Statutes of Texas and Chapter 34 of the Texas Business and Commerce Code.

3. Guarantor agrees to pay to Administrative Agent and the Lenders their collection costs, including any additional amount for reasonable attorneys' fees (including, but not limited to, reasonable expenses and hourly fees of in-house counsel of Administrative Agent or any Lender and independent counsel to Administrative Agent or any Lender), but in no event to exceed the maximum amount permitted by law, if the Guaranteed Obligations are not paid by Guarantor upon demand when due as required herein or if this Guaranty is enforced by suit or through

probate or bankruptcy court or through any judicial proceedings whatsoever, and should it be necessary to reduce the Lenders' claims to judgment, such judgment shall bear interest at the Maximum Rate.

4.   This is an absolute and unconditional guaranty of payment and not of collection, by Guarantor, jointly and severally with any other guarantor, of the Guaranteed Obligations in each and every particular, and Guarantor waives any right to require that (a) any action be brought against Borrower or any other person or entity, (b) Administrative Agent or the Lenders enforce rights against any other guarantor of the Guaranteed Obligations, (c) Administrative Agent or the Lenders proceed or enforce rights against or exhaust any security given to secure the Guaranteed Obligations, (d) Administrative Agent or the Lenders have Borrower joined with Guarantor or any other guarantor of all or part of the Guaranteed Obligations in any suit arising out of this Guaranty and/or the Guaranteed Obligations, or (e) Administrative Agent or the Lenders pursue any other remedy in their power whatsoever. The Administrative Agent or the Lenders shall not be required to mitigate damages or take any action to reduce, collect or enforce the Guaranteed Obligations. Guarantor waives any defense arising by reason of any disability, lack of corporate authority or power, or other defense of Borrower or any other guarantor of the Guaranteed Obligations, and shall remain liable hereon regardless of whether Borrower or any other guarantor be found not liable thereon for any reason. Should Administrative Agent or the Lenders seek to enforce the obligations of Guarantor by action in any court, Guarantor waives any necessity, substantive or procedural, that a judgment previously be rendered against Borrower or any other person or entity or that Borrower or any other person or entity be joined in such cause or that a separate action be brought against Borrower or any other person or entity. The obligations of Guarantor hereunder are several from those of Borrower or any other person or entity (including without limitation any other surety for Borrower), and are primary obligations concerning which Guarantor is the principal obligor. All waivers herein contained shall be without prejudice to Administrative Agent or the Lenders at their option to proceed against Borrower or any other person or entity, whether by separate action or by joinder.

5.   Guarantor agrees that suit may be brought against Guarantor and any other guarantors of the Guaranteed Obligations, jointly and severally, and against one or more of them, less than all, without impairing the rights of Administrative Agent or the Lenders against the other guarantors; nor shall Administrative Agent or the Lenders be required to join Borrower or any other guarantor or liable party in a suit against a particular guarantor; and Administrative Agent and the Lenders may release Borrower and/or one or more guarantor(s) or settle with such persons or entities as they deem fit without releasing or impairing the rights of Administrative Agent or the Lenders, to demand and collect the balance of such indebtedness the other remaining guarantors not so released.

6.   Guarantor hereby consents and agrees to each of the following to the fullest extent permitted by law, and agrees that the Guarantor's obligations under this Guaranty shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

(a)   Any renewal (whether one or more), extension, modification, increase, decrease, alteration or rearrangement of all or any part of the Guaranteed Obligations or any instrument executed in connection therewith, or any contract or understanding between (i) Borrower and Administrative Agent or the Lenders, or (ii) Borrower, Administrative Agent, the Lenders, or any other person or entity, pertaining to the Guaranteed Obligations;

(b)   Any adjustment, indulgence, forbearance or compromise that might be granted or given by Administrative Agent or the Lenders to Borrower or Guarantor or any person or entity liable on the Guaranteed Obligations;

(c)   The insolvency, bankruptcy arrangement, adjustment, composition, liquidation, disability, dissolution, death or lack of power of Borrower or Guarantor or any other person or entity at any time liable for the payment of all or part of the Guaranteed Obligations; or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners, or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor;

(d)   The invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that the Guaranteed Obligations, or any part thereof, exceed the amount permitted by law, the act of creating the Guaranteed Obligations or any part thereof is without corporate power, the officers or representatives executing the documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, the Guaranteed Obligations violate applicable usury laws, Borrower having valid defenses, claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Obligations wholly or partially uncollectible amount Borrower, the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible, legally impossible or unenforceable, or the documents or instruments pertaining to the Guaranteed Obligations have been forged or otherwise are irregular or not genuine or authentic;

(e) Any full or partial release of the liability of Borrower on the Guaranteed Obligations or any part thereof, of any co-guarantors, or any other person or entity now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other person or entity, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other parties other than Borrower will be liable to perform the Guaranteed Obligations, or the Lender may look to other parties to perform the Guaranteed Obligations;

(f) The taking or accepting of any, or any other, security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations;

(g) Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including, without limitation, negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security, at any time existing in connection with, or curing or securing payment of, all or any part of the Guaranteed Obligations;

(h) The failure of Administrative Agent or any Lender or any other person or entity to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security;

(i) The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Obligations shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of the collateral (if any) for the Guaranteed Obligations;

(j) Any payment by Borrower to Administrative Agent or a Lender is held to constitute a preference under the bankruptcy law, or for any reason Administrative Agent or a Lender is required to refund such payment or pay such amount to Borrower or someone else;

(k) Any other action taken or omitted to be taken with respect to the Guaranteed Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof; it being the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, except for the full and final payment and satisfaction of the Guaranteed Obligations; or

(l) The fact that all or any of the Guaranteed Obligations cease to exist by operation of law, including without limitation by way of a discharge, limitation or tolling thereof under applicable bankruptcy laws.

7. If any payment by Borrower or any other guarantor of all or part of the Guaranteed Obligations to Administrative Agent or a Lender is held to be a preference under the bankruptcy laws, or if for any other reason Administrative Agent or a Lender is required to refund such payment or pay the amount thereof to any other party, such payment by Borrower or by such guarantor to Administrative Agent or a Lender shall not constitute a release of

Guarantor from any liability respecting payment of the Guaranteed Obligations, and Guarantor agrees to pay such amount to Administrative Agent or such Lender upon demand.

8.   If this Guaranty would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of Guarantor under this Guaranty shall be reduced to the maximum amount permissible under the applicable fraudulent conveyance or similar law.

9.   The maximum interest rate provisions set forth in the loan Agreement are hereby incorporated by reference into this Guaranty and are made a part hereof for all purposes; it being agreed that all rights and remedies of Administrative Agent and the Lenders hereunder are subject to such provisions.

10.   This Guaranty is for the benefit of Administrative Agent and the Lenders, and for such other persons and entities as may from time-to-time become or be the holders of any Guaranteed Obligations; and this Guaranty shall be transferable and negotiable, with the same force and effect and to the same extent as the Guaranteed Obligations may be transferable, it being understood that upon the assignment or transfer by any Lender of any Guaranteed Obligations, the legal holder of such Guaranteed Obligations shall have all of the rights granted to the transferring Lender under this Guaranty.

11.   Payment of all amounts hereunder shall be made at the offices of Administrative Agent at Bexar County, Texas.

12.   Any notice, request or other communication required or permitted to be given hereunder shall be given as provided in the Loan Agreement. Guarantor will comply with and perform all native and negative covenants and agreements made by the Borrower in the loan Agreement with respect to the Guarantor. All representations and warranties made by the Borrower in the Loan Agreement with respect to the Guarantor are true and correct as of the date of this Guaranty. The Administrative Agent and the Lenders shall be entitled to rely on all of the representations and warranties made by the Borrower in the loan Agreement with respect to the Guarantor with the same force and effect as though they were incorporated in this Guaranty and made by the Guarantor for the Lenders herein.

13.   This Guaranty shall not be wholly or partially satisfied or extinguished by Guarantor's payment of any amount hereunder, including payment of all amounts due as of any specified date, but shall continue in full force and effect as against Guarantor for the full amount, except as otherwise specified herein, as to all Guaranteed Obligations created, incurred or arising prior to the time when notice of termination is given by the Guarantor to Administrative Agent as specified herein, or which thereafter may be incurred for which the Lenders have, prior to the affective date of such notice, committed to lend to Borrower, and until payment full thereof. Any and all extensions of credit and financial accommodations made concurrently herewith or hereafter made by the Lenders to Borrower shall be conclusively presumed to have been made in acceptance hereof.

14.   This Guaranty shall be binding upon Guarantor, its successors and assigns and shall inure to the benefit of, and be enforceable by Administrative Agent and the Lenders and their respective successors and assigns and each and every other person who shall from time-to-time be or become the owner or holder of any of the Guaranteed Obligations, and each and every reference herein to the "Administrative Agent" or the "Lender" or the "Lenders" shall also include each and every successor, assign, owner or bolder. Guarantor shall not assign or delegate its obligations hereunder without the prior written consent of the Required Lenders, which consent may be withheld in the Lenders' sole discretion.

15.   The undersigned guaranteeing corporation does hereby acknowledge that it has determined the benefits and advantages which will be derived by the undersigned from execution of this Guaranty, and the Board of Directors of the undersigned corporation has made such determination, and the undersigned corporation does hereby acknowledge, warrant and represent that, a direct or an indirect economic benefit will accrue to the undersigned by reason of execution of this Guaranty.

16.   This Guaranty shall be in addition to and cumulative of, and not in substitution, novation or discharge of, any and all prior or contemporaneous guaranty agreements by Guarantor or other persons or entities, in favor of any Lender or assigned to any Lender by others.

17.   Guarantor represents and warrants that (i) this Guaranty is not given with actual intent to hinder, delay or dead any entity to which Guarantor is or will become, on or after the date hereof, indebted; (ii) Guarantor has received at least a reasonably equivalent value in exchange for the giving of this Guaranty; (iii) Guarantor is not insolvent on the date hereof and will not become insolvent as a result of the giving of this Guaranty; (iv) Guarantor is not engaged in a business or transaction, nor is about to engage in a business or transaction, for which any property remaining with Guarantor constitutes an unreasonably small amount of capital; and (v) Guarantor does not intend to incur debts that will be beyond the Guarantor's ability to pay as such debts mature.

18.   Guarantor will not change its address, name or identity without notifying Administrative Agent of such change in writing at least ten (10) Business Days prior to the effective date of such change.

19.   No delay on the part of Administrative Agent or any Lender in exercising any right hereunder or failure to exercise the same shall operate as a waiver of such right, nor shall any single or partial exercise of any right, power or privilege bar any farther or subsequent exercise of the same or any other right, power or privilege.

20.   This Guaranty shall not be changed orally, but shall be changed only by agreement in writing signed by the person against whom enforcement of such change is sought.

21.   The masculine and neuter genders used herein shall each include the masculine, feminine and neuter genders and the singular number used herein shall include the plural number. The words "person" and "entity" shall include without limitation individuals, corporations, partnerships, joint ventures, associations, joint stock companies, trusts, unincorporated organizations, and governments and any agency or political subdivision thereof.

22.   This Guaranty may be executed in multiple counterparts, and each counterpart executed by any party shall be deemed an original and shall be binding upon the person or entity executing the same, irrespective of whether any other Guarantor has executed this or any other counterpart of this Guaranty. Production of any counterpart other than the one to be enforced shall not be required.

23.   If any provision of this Guaranty is determined to be invalid by any court of competent jurisdiction or to be in violation of any applicable law, such invalidity or violation shall have no effect on any other provisions of this Guaranty (which shall remain valid and binding and in full force and effect) or in any other jurisdiction, and to that end the provisions of this Guaranty shall be considered severable.

24.   Guarantor expressly <u>waives</u> any and all rights of subrogation, reimbursement and contribution (contractual, statutory or otherwise) against the Borrower, including without limitation, any claim or right of subrogation under the Bankruptcy Code (Title 11 of the U.S. Code) or any successor statute, arising from the existence or performance of this Guaranty and the Guarantor irrevocably waives any right to enforce any remedy which the Lenders now have or may hereafter have against the Borrower and waives any benefit of, and any right to participate in, any security now or hereafter held by Administrative Agent or the Lenders <u>until</u> the Guaranteed Obligations have been paid in full and until all commitments of the Lenders to extend credit to the Borrower under the Loan Agreement and the other Loan Documents have terminated.

25.   Guarantor hereby expressly covenants and agrees for the benefit of Administrative Agent and the Lenders that all obligations and liabilities of the Borrower and the other Guarantors, or any one or more of them, to the Guarantor of whatsoever description (including, without limitation, all intercompany receivables of the Guarantor from the Borrower) shall be subordinated and junior in right of payment to the Guaranteed Obligations, provided that scheduled payments (but not prepayments) may be made until there occurs a Potential Default or Event of Default. Following the occurrence of a Potential Default or an Event of Default, any indebtedness of the Borrower to the Guarantor shall, if Administrative Agent shall so request, be collected and received by the Guarantor as trustee for Administrative Agent and paid over to Administrative Agent on account of the Guaranteed Obligations, but without reducing or affecting in any manner the liability of the Guarantor under this Guaranty.

26.   (a)   This Guaranty shall be governed by, and construed in accordance with, the laws of the State of Texas, except to the extent provided in Paragraph 26(b) below and to the extent that the federal laws of the United States of America may otherwise apply.

(b)   Notwithstanding anything in Paragraph 26(a) above to the contrary, nothing in this Guaranty shall be deemed to constitute a waiver of any rights which Administrative Agent or the Lenders have under the National Bank Act or other applicable federal law.

27.   Any legal action or proceeding with respect to this Guaranty may be brought in the courts of the State of Texas, County of Bexar or of the United States courts located in Bexar County, State of Texas, and by execution and delivery of this Guaranty, Guarantor hereby consents, for itself and in respect of its property, to the nonexclusive jurisdiction of the aforesaid courts. Guarantor hereby irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of inconvenient forum which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Guaranty or any document related hereto. Guarantor hereby waives personal service of any summons, complaint or other process, which may be made by any other means permitted by Texas law.

28.   THIS GUARANTY EMBODIES THE ENTIRE AGREEMENT AND UNDERSTANDING OF GUARANTOR AND SUPERSEDES PRIOR AND CONTEMPORANEOUS AGREEMENTS AND UNDERSTANDINGS OF GUARANTOR, VERBAL OR WRITTEN, RELATING TO THE SUBJECT MATTER HEREOF.

THIS WRITTEN GUARANTY AND THE INSTRUMENTS AND DOCUMENTS EXECUTED IN CONNECTION HEREWITH, REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

EXECUTED this _____ day of August, 2004.

"Guarantor"

_____   Address:

By:_____   _____
         Robert H. George   _____
         Vice President - Administration

(excluding dormant subsidiaries with insubstantial assets)

Name	*Ownership*
Alamo Capital Inc., a Nevada corporation	100% Alamo Group Inc.
Alamo Group Canada Inc., a New Brunswick corporation	100% Alamo Group Inc.
Schulte Industries Ltd., a New Brunswick corporation	100% AG Canada
Alamo Group (USA) Inc, a Delaware corporation)	100% Alamo Group Inc.
Alamo Group (KS) Inc., a Kansas corporation	100% Alamo Group USA
Alamo Group Holdings, L.L.C., a Delaware limited liability company	100% Alamo Group USA
ALG Holdings, L.LC., a Delaware limited liability company	100% Alamo Group USA
Alamo Group (SMC) Inc., a Nevada corporation	100% Alamo Group USA
Alamo Sales Corp., a Delaware corporation	100% Alamo Group USA
Electronic Parts Counter Inc., a Nevada corporation	100% Alamo Sales Corp.
Tiger Corporation formerly Alamo Group (SD) Inc., a Nevada corporation	100% Alamo Group USA
M&W Gear Company, a Delaware corporation	100% Alamo Group USA
Schwarze Industries, Inc., an Alabama corporation	100% Alamo Group USA
Schwarze Industries Australia PTY LTD	100% Scharze Industries, Inc.
Schulte (USA) Inc., a Florida corporation	100% Alamo Group USA
Herschel-Adams Inc., a Nevada corporation	100% Alamo Group Inc.
Alamo Group (IA) Inc. dba Herschel Corporation, a Nevada corporation	100% Herschel-Adams, Inc.
Adams Hard-Facing Company, Inc (formerly Alamo Group OK Inc.), an Oklahoma corporation	100% Herschel-Adams, Inc.
Adams Sales Corp (formerly Adams-Hard Facing, Formerly Alamo Acquisition Corp), a Nevada corporation	100% Adams Hard-Facing Company, Inc.
Alamo Group (TX) L.P., a Delaware limited Partnership	GP–Alamo Group Holdings, L.L.C. LP–ALG Holdings, L.L.C.

Alamo Group (EUR) Limited	100% Alamo Group (USA) Inc.
Bromford Turner Limited	100% Alamo Group (EUR) Limited
Forge Gorce	100% Bromford Turner Limited
McConnel Limited	100% Alamo Group (EUR) Limited
NJM Dabekausen Beheer B.V.	100% Alamo Group (EUR) Limited
Alamo Group (FR) S.A.	100% Alamo Group (EUR) Limited
S.M.A., S.A.	Alamo Group (FR) S.A.
S.C.I. Industrielle	Alamo Group (FR) S.A.
Bectrac S.A.	Alamo Group (FR) S.A.
Alamo Group (Tx) L.P. (Delaware)	1% GP-Alamo Group Holdings LLC, general partner
	99% LP-ALG Holdings LLC, limited partner
Alamo Group Management LP (Delaware)	1% GP-Alamo Group Holdings LLC, general partner
	99% LP-ALG Personnel Management LLC limited partner
ALG Personnel Management LLC	100% Alamo Group (USA) Inc.
Alamo Group (Oh) Inc. a Delaware corporation	100% Alamo Group (USA) Inc.
Faucheaux SAS (a French Company)	100% Alamo Group (Oh) Inc.
Rousseau S.A. (a French company)	100% Alamo Group (Oh) Inc.

Permitted Liens

Secured Party	Description of Collateral
Ford Motor Credit Corp	Floor Planned Chassis purchased from Mid Tenn Ford
MB Credit Corp	Floor Planned Chassis purchased from Neely Coble
National Australia Bank (Line of Credit and Security Agreement)	All assets except R/E, Bank of America Letter of Credit
Australian Guarantee Corporation (capital lease)	Sweepers
Toronto Dominion	Accounts Receivable, Inventory Alamo Group, Inc. –Guaranty
Southwest Lift, Inc.	Forklifts: S/N #1A223712 S/N #66178
Toyota Motor Credit Corp.	Forklift

EXHIBIT "I"

Legal Opinions

Based upon the foregoing, it is our opinion that:

1.   Company is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to own its property and carry on its business as presently conducted or proposed to be conducted. Company is duly qualified or licensed to do business in each jurisdiction where the nature of the business in which it is engaged makes such qualification or licensing necessary, including **[list states in which Company currently does business]**.

2.   Company has the corporate power and requisite authority to execute, deliver and carry out the terms and provisions of the Loan Documents, and all other documents and instruments delivered pursuant to the terms of the Loan Documents, and has taken all corporate action necessary to duly authorize (i) the execution, delivery and performance of the terms and provisions of the Loan Documents and (ii) the performance of its obligations under the Loan Documents, including without limitation, the borrowing and repayment of money by Company thereunder.

3.   Neither the execution and delivery by Company of the Loan Documents, nor the performance by Company of its obligations thereunder, nor compliance by Company with the terms and provisions thereof will (i) contravene any provision of law, statute, rule or regulation of the State of Texas (or any political subdivision thereof) or the United States of America to which Company is subject, or conflict with, or result in any breach of, any material agreement, mortgage, indenture, deed of trust or other instrument known to us to which Company or its properties may be subject, or result in the creation of any mortgage, lien, pledge or encumbrance in respect of any property of Company (other than liens in your favor), (ii) contravene any judgment, decree, license, order or permit known to us to be applicable to Company, or (iii) violate any provision of the articles of incorporation or bylaws of Company pursuant to which Company was created and is governed. To the best of our knowledge, after reasonable inquiry, no consent, approval, authorization or order of any governmental or public body or authority, or of any third party, is required in connection with the execution, delivery and performance by Company of the Loan Documents or the borrowing and repayment of money by Company thereunder.

4.   The Loan Documents that Company is required to execute and/or deliver have been duly executed, presented and delivered by Company and constitute the legal and binding obligations of Company, enforceable in accordance with their respective terms.

5.   To the best of our knowledge, after discussion with the principal executive officers of Company, Company has paid and discharged all taxes, assessments and governmental charges or levies imposed upon it or upon its respective income or profits or upon any property belonging to it.

6.   To the best of our knowledge, after discussion with the principal executive officers of Company, there are no actions, suits or proceedings pending or threatened against Company which, if adversely determined, would have a Material Adverse Effect (as defined in the Loan Agreement) on the financial condition, operations, properties, assets or business of Company or on the borrowing transaction contemplated in the Loan Agreement.

The above opinions should also be provided for each Obligated Group member or other party executing any of the Loan Documents.

EXHIBIT "J"

<u>COMPLIANCE CERTIFICATE</u>

Date:_____

Bank of America, N.A.
300 Convent Street
Post Office Box 300
San Antonio, Texas 78291

Attn: Stevens E. Warrick, Senior Vice President

This Certificate is delivered to you pursuant to that certain Amended and Restated Revolving Credit Agreement (the "**Loan Agreement**"), dated August 25, 2004, by and between Bank of America, as Administrative Agent for the Lenders, the Lenders and Alamo Group Inc. (the "**Company**") and the subsidiaries of the Company named therein as members of the "**Obligated Group**." All capitalized terms not otherwise defined shall have the meaning assigned to them in the Loan Agreement.

As of the date of this Certificate, the Company certifies to Lenders the following:

I.   <u>COMPLIANCE</u>:

A.   The representations and warranties stated in <u>Article 6</u> of the Loan Agreement continue to be true, except:

[List any exceptions]

B.   The Company has performed and fulfilled all of its obligations stated in <u>Article 8</u> of the Loan Agreement, except:

[List any exceptions]

C.   The Company and each other member of the Obligated Group has kept, observed, performed and fulfilled each and every covenant and condition stated in <u>Article 9</u> of the Loan Agreement, except:

[List any exceptions]

D.   There are no Events of Default or Potential Default in existence as such term is defined in <u>Article 10</u> of the Loan Agreement, except:

[List any exceptions]

E.   Neither the Company nor any Obligated Group member is involved in any material litigation, except:

[List any exceptions]

F.   The accompanying balance sheet and operating statement and supporting financial data have been prepared in accordance with GAAP and are true and correct, subject to normal year end audit and adjustments.

G. The Company's computations of the following financial covenants of the Company contained in the Loan Agreement and as calculated on the attached Schedule A are as follows, and are correct:

(a) **Minimum Fixed Charge Coverage Ratio**
(Section 8.14 - minimum of 1.25 to 1.0):   _____ to _____

(b) **Minimum Consolidated Tangible Net Worth**
(Section 8.15 - minimum of
$_____, subject to annual
adjustment): $_____

(c) **Maximum Leverage Ratio**
(Section 8.16 - maximum of
3.25 to 1.0:   _____ to _____

(d) **Minimum Asset Coverage Ratio**
(Section 8.18 - minimum of 3.00 to 1.0):   _____ to _____

(e) **Maximum Capital Stock Repurchases**
(Section 9.04 – maximum of $20,000,000
aggregate during the term of the Loan Agreement) $_____

(f) **Maximum Capital Expenditures**
(Section 9.12 – maximum of $10,000,000
aggregate during any fiscal year) $_____

Very truly yours,

ALAMO GROUP INC.

By: _____

Printed Name: _____

Title: _____

SCHEDULE A TO COMPLIANCE CERTIFICATE

(for the period ending _____)

	Covenant	At End of Subject Period	
1.	**Fixed Charge Coverage Ratio**		
(a)	Net Income	$_____	
(b)	Income from discontinued operations or extraordinary items	$_____	
(c)	Losses from discontinued operations or extraordinary items	$_____	
(d)	Gains from sales of assets	$_____	
(e)	Losses from sales of assets	$_____	
(f)	Income tax expense	$_____	
(g)	Interest expense	$_____	
(h)	Depreciation, depletion, amortization, and non-cash charges	$_____	
(i)	Operating Cash Flow – Line 1(a), minus Line 1(b), plus Line 1(c), minus Line 1(d), plus Line 1(e), plus Line 1(f), plus Line 1(g), plus Line 1(h)		$_____
(j)	Lease and rent expense	$_____	
(k)	Maintenance Capital Expenditures	$_____	
(l)	Cash Taxes	$_____	
(m)	Dividends paid in cash	$_____	
(n)	Line 1(i), plus Line 1(j), minus Line 1(k), minus Line 1(l), minus Line 1(m)		$_____
(o)	Interest Expense	$_____	
(p)	Principal Payments on Indebtedness for Borrowed Money (excluding the Obligation)	$_____	
(q)	Lease and rent expense	$_____	
(r)	Line 1(o), plus Line 1(p), plus Line 1(q)		$_____
(s)	Fixed Charge Coverage Ratio - ratio of Line 1(n) to Line 1(r)		_____ to _____
(l)	Minimum Ratio (per *§8.14*)		1.25 to 1.00
2.	**Consolidated Tangible Net Worth**		
(a)	Initial minimum	$109,500,000	
(b)	Net Income (as reported on the audited financials for the immediately preceding fiscal year) times 50%	$_____	

(c)	Net proceeds of Equity Issuances	$_____	
(d)	Line 2(a), plus Line 2(b), plus Line 2(c)		$_____
(e)	Actual Consolidated Tangible Net Worth - must be greater than Line 2(d)		$_____
3.	**Leverage Ratio**		
(a)	Indebtedness for Borrowed Money	$_____	
(b)	Capital leases	$_____	
(c)	Guaranties of Indebtedness for Borrowed Money and capital leases	$_____	
(d)	Consolidated Funded Debt – Line 3(a), plus Line 3(b), plus Line 3(c)		$_____
(e)	Net Income	$_____	
(f)	Income from discontinued operations or extraordinary items	$_____	
(g)	Losses from discontinued operations or extraordinary items	$_____	
(h)	Gains from sales of assets	$_____	
(i)	Losses from sales of assets	$_____	
(j)	Income tax expense	$_____	
(k)	Interest expense	$_____	
(l)	Depreciation, depletion, amortization, and non-cash charges	$_____	
(m)	Operating Cash Flow – Line 1(e), minus Line 1(f), plus Line 1(g), minus Line 1(h), plus Line 1(i), plus Line 1(j), plus Line 1(k), plus Line 1(l)		$_____
(n)	Leverage Ratio - ratio of Line 3(d) to Line 3(m)		_____ to _____
(o)	Maximum Ratio		3.25 to 1.00
4.	**Asset Coverage Ratio**		
(a)	Cash Equivalent Investments	$_____	
(b)	Accounts Receivable	$_____	
(c)	Inventory	$_____	
(d)	Net PP&E	$_____	
(e)	Line 4(a), plus Line 4(b), plus Line 4(c), plus Line 4(d)		$_____
(f)	Indebtedness for Borrowed Money	$_____	
(g)	Capital leases	$_____	
(h)	Guaranties of Indebtedness for Borrowed Money and capital leases	$_____	

(i)	Consolidated Funded Debt – Line 4(f), plus Line 4(g), plus Line 4(h)		$_____
(j)	Asset Coverage Ratio - ratio of Line 4(e) to Line 4(i)		_____ to _____
(l)	Minimum Ratio		3.00 to 1.00
5.	**Maximum Capital Expenditures**		
(a)	Actual		$_____
(b)	Maximum Amount		$10,000,000
6.	**Maximum Capital Stock Repurchases**		
(a)	Actual		$_____
(b)	Maximum Amount		$20,000,000

EXHIBIT "K"

Pending Asset Sales

Name	Assets to be Sold	"Estimated Sales Price"
Adams-Hard Facing Company, Inc.		
Guymon, OK	Equipment and Real Estate	$500,000.00

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [*Insert name of Assignor*] (the "**Assignor**") and [*Insert name of Assignee*] (the "**Assignee**"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (the "**Credit Agreement**"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by Administrative Agent as contemplated below (i) all of the Assignor's rights and obligations as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including, without limitation, the Letters of Credit and the Swing Line Loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "**Assigned Interest**"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor: _____

2. Assignee: _____ [and is an Affiliate/Approved Fund of [*identify Lender*]]

3. Borrower: Alamo Group Inc., a Delaware corporation

4. Administrative Agent: Bank of America, N.A., as the administrative agent under the Credit Agreement

5. Credit Agreement: Amended and Restated Revolving Credit Agreement, dated as of August 25, 2004 among Borrower, the Guarantors defined therein, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent

6. Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment for all Lenders	Amount of Commitment Assigned	Percentage Assigned of Commitment1	CUSIP Number
Revolving Credit Commitment	$_____	$_____	_____%	
_____	$_____	$_____	_____%	
_____	$_____	$_____	_____%	

[7.   Trade Date: _____]2

Effective Date: _____, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By: _____
    Title: _____

ASSIGNEE
[NAME OF ASSIGNEE]

By: _____
    Title: _____

Consented to and Accepted:

BANK OF AMERICA, N.A., as
 Administrative Agent

By: _____
    Title: _____

---

1 Set forth, to at least 9 decimals, as a percentage of the Commitment of all Lenders thereunder.

2 To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.   Representations and Warranties.

1.1.   Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.   Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 8.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.   Payments. From and after the Effective Date, Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3.   General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of Texas.

Exhibit M

Existing Indebtedness

Source	Term	Total Amount Available or Original Amount	Current Amount Outstanding	Description of Collateral
Ford Motor Credit Corp	Renewable Annually	$1,000,000	$140,040	Floor Planned Chassis purchased from Mid Tenn Ford
MB Credit Corp	Renewable Annually	$3,000,000	$599,946	Floor Planned Chassis purchased from Neely Coble
National Australia Bank (Line of Credit and Security Agreement)	Renewable Annually	$1,300,000 (Australian)	$800,000 (Australian)	All assets except R/E, Bank of America Letter of Credit
Australian Guarantee Corporation (capital lease)	June, 2004	$500,000 (Australian)	$200,000 (Australian)	Sweepers
Toronto Dominion	Renewable Annually	$3,000,000 (Canadian)	$1,280,000	Accounts Receivable, Inventory Alamo Group, Inc. –Guaranty
Lloyds Bank Overdraft Facility	Renewable Annually	$4,000,000 (British Pounds)	0	Unsecured

List of Existing Guarantors

Alamo Capital Inc., a Nevada corporation

Alamo Group (IA) Inc., a Nevada corporation

Alamo Group (KS) Inc., a Kansas corporation

Alamo Group (SMC) Inc., a Nevada corporation

Alamo Group (TX) L.P., a Delaware limited partnership

Alamo Group (USA) Inc., a Delaware corporation

Alamo Group Holdings, L.L.C., a Delaware limited liability company

Alamo Sales Corp., a Delaware corporation

Herschel-Adams Inc., a Nevada corporation

M&W Gear Company, a Delaware corporation

Schulte (USA) Inc., a Florida corporation

Schwarze Industries, Inc., an Alabama corporation

Tiger Corporation, a Nevada corporation

Alamo Group Services, Inc., a Delaware corporation

EXHIBIT O

Existing Letters of Credit

Number	US Current Amount	US Dollar as of	Currency	AUD Equivalent	Beneficiary	Expiry Date
138069	$462,532.00		USD		Zurich Insurance Company	9/29/2004
3030400	$105,397.50	08/02/04	AUD	$150,000.00	Australian Guarantee Corp. Ltd.	9/30/2004
3030404	$913,445.00	08/02/04	AUD	$1,300,000.00	National Australia Bank Limited	9/30/2004
3042895	$550,000.00		USD		United Stated Fire Insurance	9/30/2004
3042899	$403,043.00		USD		Liberty Mutual Insurance Company	9/30/2004
3042897	$250,000.00		USD		San Diego National Bank	4/27/2005

EXHIBIT P

Litigation

None.

EXHIBIT Q

Permitted Acquisition Certificate

Bank of America, N.A.
300 Convent Street
Post Office Box 300
San Antonio, Texas 78291

Attn: Stevens E. Warrick, Senior Vice President

This Certificate is delivered to you pursuant to (a) that certain Amended and Restated Revolving Credit Agreement (the "**Loan Agreement**"), dated August 25, 2004, by and between Bank of America, as Administrative Agent for the Lenders, the Lenders, and Alamo Group Inc. (the "**Company**") and the subsidiaries of the Company named therein as members of the "Obligated Group", and (b) the proposed Acquisition of [the assets of] [the capital stock of] _____, a _____ by _____. All capitalized terms not otherwise defined shall have the meaning assigned to them in the Loan Agreement.

As of the date of this Certificate, the Company certifies to Administrative Agent and Lenders the following:

1.   The consideration paid for the proposed Acquisition is $_____ (must be less than $20,000,000).

2.   The consideration paid for all Acquisitions during the current fiscal year is $_____   (must be less than $30,000,000).

3   After giving effect to the Acquisition:

(a)   All representations and warranties set forth in the Loan Documents continue to be true and correct in all material respects immediately prior to and after giving effect to the Acquisition and the transactions contemplated thereby.

(b)   No Event of Default or Potential Default shall exist or occur as a result of, and after giving effect to, the Acquisition.

(c)   If the total consideration for the Acquisition is equal to or greater than $5,000,000, the Company has attached as Exhibit A, pro forma financial statements of the Company and its Consolidated Subsidiaries demonstrating compliance with the covenants set forth in Sections 8.14, 8.15, 8.16, and 8.18 of the Loan Agreement (as if the business, assets or Person acquired had been acquired since the first (1st) day of the period for which such pro forma financial statements are delivered and had been managed and conducted in accordance with the Company's standard business practices) for the prior four (4) fiscal quarters of the Company and its Consolidated Subsidiaries.

ALAMO GROUP INC.

By: _____

Name:_____

Title:_____

EXHIBIT A TO PERMITTED ACQUISITION CERTIFICATE

See attached pro forma financials.